UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. )

NGM BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

NGM BIOPHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Class of Securities)

David J. Woodhouse, Ph.D.

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Identity and Background of Filing Person

Name and Address.

The name, business address and business telephone number of NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM Bio” or the “Company”), which is both the person filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) and the subject company, are set forth below in Item 1 under the heading “Item 1. Subject Company Information-Name and Address,” which information is incorporated herein by reference.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex 1 hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. All directors and executive officers of the Company are citizens of the United States. Unless otherwise indicated, the business address of the directors and executive officers is 333 Oyster Point Boulevard, South San Francisco, California, 94080.

Tender Offer and Merger.

This Schedule 14D-9 relates to a tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Common Stock”) (the “Shares”) of NGM Bio (other than the Rollover Shares (as defined below)), for $1.55 per Share in cash (the “Offer Price”). The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 8, 2024. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of February 25, 2024, among Parent, Purchaser and NGM Bio, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into NGM Bio (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with NGM Bio continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the shares irrevocably accepted for purchase in the offer together with the shares otherwise owned by the acquiring corporation and its affiliates equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of NGM Bio in accordance with Section 251(h) of the DGCL. Parent shall be entitled to use NGM Bio’s cash, cash equivalents and marketable securities available at the Effective Time to fund the payment of the Offer Price payable in respect of all Shares accepted for payment in the Offer.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a rollover agreement, dated as of the date of the Merger Agreement (the “TCG Rollover Agreement”), with The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP (the “TCG Rollover Stockholders” and, together with The Column Group II GP, LP, The Column Group III GP, LP, The Column Group IV GP, LP, TCG IV GP, LLC, The Column Opportunity III GP, LP, TCG Opportunity III GP, LLC, Ponoi Management, LLC, Ponoi II Management, LLC, David V. Goeddel, Timothy Kutzkey and Peter Svennilson, the “TCG Stockholders”) who in the aggregate hold approximately 26% of NGM Bio’s outstanding Shares. Parent and Purchaser are affiliates of the TCG Stockholders, and each TCG Stockholder is considered a co-offeror in the Offer. In addition, Parent and Purchaser are party to a rollover agreement, dated as of the date of the Merger Agreement (as supplemented by the joinder thereto, the “Stockholder Rollover Agreement” and, together with the TCG Rollover Agreement, the “Rollover Agreements”), with certain of NGM Bio’s other stockholders (collectively, the “Rollover Stockholders”), who in the aggregate hold approximately 22% of NGM Bio’s outstanding Shares. Mr. Rieflin, the Chairman of NGM Bio’s board of directors, and Dr. Goeddel, a member of NGM Bio’s board of directors, entered into the Stockholder Rollover Agreement on the date of the Merger Agreement, and Dr. Woodhouse, NGM Bio’s Chief Executive Officer and a member of NGM Bio’s board of directors, entered into a joinder to the Stockholder Rollover Agreement on March 6, 2024, following the date of the Merger Agreement. Pursuant to the applicable Rollover Agreement, each of the TCG Rollover Stockholders and the Rollover Stockholders have agreed, among other things, that they will not transfer or tender their Shares subject to the applicable Rollover Agreement (the “Rollover Shares”) in the Offer and that instead (i) such Rollover Shares will be contributed to Parent immediately prior to the closing of the Merger, and (ii) in consideration for such contribution, Parent will issue common shares of Parent to each TCG Rollover Stockholder and Rollover Stockholder, as applicable, in accordance with the terms of the applicable Rollover Agreement. Each Rollover Agreement provides that it will terminate in the event the Merger Agreement is terminated in accordance with its terms.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) any Shares owned by NGM Bio immediately prior to the Effective Time, (ii) Shares owned, directly or indirectly, by the TCG Stockholders, the Rollover Stockholders, Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by the TCG Stockholders, the Rollover Stockholders, Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, which, in the case of (i) and (ii), will be cancelled without any conversion thereof and no consideration will be delivered in exchange therefor except for Shares held by the TCG Rollover Stockholders and Shares held by the Rollover Stockholders, for which Parent will issue common shares of Parent in accordance with the terms of the applicable Rollover Agreement (iii) Shares held by persons who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time (“Appraisal Shares”) and (iv) Company RSUs (as defined below)) will each be converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to applicable withholding of taxes. Each option to purchase Shares granted under either NGM Bio’s 2008 Equity Incentive Plan or its Amended and Restated 2018 Equity Incentive Plan (each, a “Company Stock Option”) that are outstanding and unvested immediately prior to the Effective Time will vest and be exercisable in full at the Effective Time. As of the Effective Time, each Company Stock Option that has an exercise price per share that is less than the Offer Price, including those Company Stock Options that were repriced effective November 6, 2023 for which the retention periods will end as of the Effective Time, (each, an “In-the-Money Option”) that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive an amount in cash without interest, subject to any applicable tax withholding, equal to the product obtained by multiplying (i) the excess of the Offer Price over the applicable exercise price per Share underlying such Company Stock Option and (ii) the number of Shares underlying such Company Stock Option. Each Company Stock Option that has an exercise price that is equal to or greater than the Offer Price will be cancelled for no consideration. Immediately prior to the Offer Closing Time (as defined below), each Share granted pursuant to NGM Bio’s 2008 Equity Incentive Plan and Amended and Restated 2018 Equity Incentive Plan that are outstanding but unvested or subject to a repurchase option or a risk of forfeiture (each, a “Company RSU”) shall become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding will be cancelled, and the holder will be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price. In addition, NGM Bio will take all actions necessary to ensure that, as of the Effective Time, the Company Stock Plans (as defined in the Merger Agreement) will be terminated, and no holder of a Company Stock Option or Company RSU will have rights to acquire any equity interest in NGM Bio or the Surviving Corporation.

As soon as practicable following the date of the Merger Agreement, the Company shall take all actions with respect to the 2019 Employee Stock Purchase Plan (the “ESPP”) that are necessary to provide that: (i) with respect to any offering period in effect as of the date of the Merger Agreement (the “Current ESPP Offering Period”), no employee who is not a participant in the ESPP as of the date of the Merger Agreement may become a participant in the ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement for the Current ESPP Offering Period; (ii) subject to the consummation of the Merger, the ESPP shall terminate effective immediately prior to the Effective Time; (iii) the Current ESPP Offering Period shall be the final offering period under the ESPP, and if the Current ESPP Offering Period terminates prior to the Effective Time, then the ESPP shall be suspended and no new offering period shall be commenced under the ESPP prior to the termination of the Merger Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Effective Time determined by the Company’s board of directors(or relevant committee thereof) in its discretion and the final settlement or purchase of Shares of the Company thereunder shall be made on that day. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept Shares tendered in the Offer is subject to the satisfaction or waiver of certain conditions (each, an “Offer Condition”), including: (i) that the number of Shares validly tendered and not properly withdrawn, equals at least a majority of all Shares then owned by all Company stockholders other than Parent, Purchaser, the TCG Stockholders, the Rollover Stockholders, the members of the board of directors of NGM Bio (the “Company Board”) and the officers of the Company subject to Section 16 of the Exchange Act (the “Unaffiliated Stockholders”) as of the expiration of the Offer (the “Minimum Tender Condition”); (ii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)), (iii) the Company’s performance in all material respects of its obligations under the Merger Agreement and (iv) the other conditions set forth in Exhibit A to the Merger Agreement. The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Parent and Purchaser expressly reserve the right, in their sole discretion, to: (i) waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition or the Termination Condition; and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Merger Agreement, subject to certain exceptions described in the Merger Agreement and the Offer to Purchase.

The Offer will expire at one minute after 11:59 p.m., Eastern time, on April 4, 2024, the 20th business day following the commencement of the Offer (the “Offer Closing Time”), unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and, if waivable, has not been waived, Parent may, in its discretion, and shall, at the request of NGM Bio, cause Purchaser to extend the Offer on one or more consecutive occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied (provided that, in the case of the Minimum Tender Condition being the only condition not satisfied (other than conditions that by their nature are only satisfied as of the Offer Closing Time), NGM Bio shall not request Purchaser to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than five such occasions) or (ii) if so required, for the minimum period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted or required to extend the Offer beyond 11:59 p.m. Eastern Time on June 15, 2024, which is the Outside Date of the Merger Agreement.

Parent formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California, 94129. The telephone number of each of Parent and Purchaser is (415) 865-2050.

NGM Bio has made information relating to the Offer available online at https://ir.ngmbio.com and NGM Bio has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The information contained in, accessible from or connected to NGM Bio’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of NGM Bio’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of NGM Bio, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between NGM Bio or its affiliates, on the one hand, and (i) NGM Bio’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company Board (other than Messrs. Goeddel and Perlmutter, who recused themselves because of their relationship to the TCG Stockholders, and Mr. Rieflin, who recused himself because he had entered into the Rollover Agreement at the time of the Company Board’s determination) and the Special Committee of the Company Board (the “Special Committee”) were aware of the agreements and arrangements described under the heading “Past Contacts, Transactions, Negotiations and Agreements” during their respective deliberations of the merits of the Merger Agreement and in determining to make the recommendations set forth in this Schedule 14D-9.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

On February 25, 2024, NGM Bio, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement under the heading “Tender Offer—Section 7” of the Offer to Purchase and the description of the conditions of the Offer under the heading “Tender Offer—Section 9” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among NGM Bio, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide NGM Bio’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by NGM Bio to Parent and Purchaser and representations and warranties made by Parent and Purchaser to NGM Bio. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about NGM Bio,

Parent or Purchaser in NGM Bio’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by NGM Bio to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among NGM Bio, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about NGM Bio, Parent or Purchaser. Neither NGM Bio’s stockholders and investors, nor any other parties, are third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined below under the heading “—Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement, (ii) the right of the Company to seek monetary damages, as the sole and exclusive agent for and on behalf of the NGM Bio stockholders (which stockholders shall not be entitled to pursue such damages on their own behalf), in the event of Willful Breach of the Merger Agreement by Parent or Purchaser, provided that a court of competent jurisdiction must first decline to grant specific performance, and (iii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, the rights of holders of Shares (including Company RSUs) and Company Stock Options to receive the Merger Consideration) and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of NGM Bio, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in NGM Bio’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On October 31, 2023, NGM Bio and The Column Group LLC, an affiliate of Parent, entered into a non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with The Column Group LLC’s evaluation of NGM Bio. The Confidentiality Agreement is effective for a one-year period.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Limited Guaranty

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP, affiliates of Parent (collectively, the “Guarantors”), have duly executed and delivered to the Company a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of the Company, in respect of certain of Parent and Purchaser’s obligations arising under, or in connection with, the Merger Agreement. The obligations under the Limited Guaranty are subject to a cap of $10 million, subject to certain other terms and conditions.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Indemnification Agreements

NGM Bio has entered into indemnification agreements with each of its current directors, including David V. Goeddel, Ph.D., a Managing Partner of TCG. NGM Bio’s amended and restated bylaws (the “NGM Bio Bylaws”) provides that NGM Bio will indemnify its directors and officers to the extent not prohibited by applicable law.

Agreements Involving the Company’s Securities

Rollover Agreements

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the TCG Rollover Agreement with the TCG Rollover Stockholders, who in the aggregate hold approximately 26% of NGM’s outstanding Shares. In addition, Parent and Purchaser are party to the Stockholder Rollover Agreement with the Rollover Stockholders, who in the aggregate hold approximately 22% of NGM’s outstanding Shares. Pursuant to the applicable Rollover Agreement, each of the TCG Rollover Stockholders and the Rollover Stockholders have agreed, among other things, that they will not transfer or tender their Rollover Shares in the Offer and that instead (i) such Rollover Shares will be contributed to Parent immediately prior to the closing of the Merger, and (ii) in consideration for such contribution, Parent will issue common shares of Parent to each TCG Rollover Stockholder and Rollover Stockholder, as applicable, in accordance with the terms of the applicable Rollover Agreement. Each Rollover Agreement provides that it will terminate in the event the Merger Agreement is terminated in accordance with its terms.

The foregoing summary and description of the material terms of the Rollover Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Rollover Agreements, which are filed as Exhibits (e)(4), (e)(5) and (e)(6) hereto and are incorporated herein by reference.

Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Company Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders generally. The Special Committee and the non-recused members of the Company Board were aware of these interests and considered them, among other matters, in reaching their decisions to recommend approval of or to approve, as applicable, the Merger Agreement. As described in more detail below, these interests include:

•

The accelerated vesting and, if applicable, exercisability, and payment in respect of each outstanding Company Stock Option and each outstanding Company RSU at the Effective Time, including those Company Stock Options that were repriced effective November 6, 2023 for which the retention periods will end as of the Effective Time;

•	The potential receipt of severance payments and benefits by certain Company executive officers under their respective offer letters, severance benefit addendums or executive employment agreements;

•

With respect to Dr. Goeddel, (i) his service as a director on the Company Board, (ii) his role as Managing Partner at TCG, the ultimate parent of both Parent and Purchaser, and (iii) his and certain affiliates of TCG’s collective ownership of NGM Bio of 26% as of March 1, 2024; and

•	With respect to Mr. Rieflin and Dr. Goeddel, the receipt of common shares of Parent pursuant to the Stockholder Rollover Agreement.

Beneficial Ownership of Common Stock

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of March 1, 2024 held by:

•	each of our current named executive officers and directors;

•	all of our directors and executive officers as a group; and

•	the TCG Stockholders.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants (as applicable) that are currently exercisable or exercisable within 60 days. Shares of our Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2024, are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person or entity. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them. Unless otherwise noted, the business address of each of our executive officers and directors is 333 Oyster Point Boulevard, South San Francisco, California, 94080. The percentage of shares beneficially owned is based on 83,462,408 shares of Common Stock outstanding as of March 1, 2024.

Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned (%)
David J. Woodhouse, Ph.D. (1)	2,637,618	3.07%
Jean-Frédéric Viret, Ph.D. (2)	38	**
Hsiao D. Lieu, M.D. (3)	524,661	**
Valerie Pierce (4)	510,020	**
Shelly D. Guyer	—	—
Carole Ho, M.D.	—	—
Suzanne Sawochka Hooper (5)	7,000	*
Roger Perlmutter, M.D., Ph.D. (6)	125,411	—
William Rieflin (7)	3,293,145	3.92%
David V. Goeddel, Ph.D. (8)	22,152,045	26.50%

All Directors and Executive Officers as a Group	29,249,938	33.38%

TCG Stockholders (9)	22,211,045	26.57%

*	less than one percent.
(1)

Consists of (i) 23,993 Shares held directly by Dr. Woodhouse, (ii) 97,654 Shares held in trust for which Dr. Woodhouse serves as trustee and shares voting and investment control, (iii) 2,515,971 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024. Dr. Woodhouse has committed to exchange 97,654 Shares for shares of Parent pursuant to the Stockholder Rollover Agreement.

(2)	Consists of 38 Shares held directly by Dr. Viret.
(3)	Consists of 19,349 Shares held directly by Dr. Lieu and 505,312 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(4)	Consists of 23,458 Shares held directly by Ms. Pierce and 486,562 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.

(5)	Consists of 7,000 Shares held directly by Mr. Hooper.
(6)	Consists of 125,411 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(7)

Consists of (i) 2,774,340 Shares held directly by Mr. Rieflin and (ii) 518,805 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024). Mr. Rieflin has committed to exchange 2,774,340 Shares for shares of Parent pursuant to the Stockholder Rollover Agreement.

(8)

Consists of (i) 134,180 Shares held directly by Dr. Goeddel, (ii) 190,000 Shares held directly by the Alena Z. Goeddel Irrevocable Trust and the David V. Goeddel and Alena Z. Goeddel 2004 Trust for which Dr. Goeddel serves as co-trustee, (iii) 21,684,413 Shares held by certain of the TCG Stockholders for which Dr. Goeddel may be deemed to have voting and dispositive control over, (iv) 143,452 Shares subject to Company Stock Options that are vested or will vest within 60 days of March 1, 2024 held by Dr. Goeddel.

(9)

Consists of (i) 22,067,593 Shares held directly by the TCG Stockholders and (ii) 143,452 Shares issuable pursuant to Company Stock Options that are vested or will vest within 60 days of March 1, 2024 held by Dr. Goeddel.

According to the Schedule TO, except as described in the Offer to Purchase, neither Purchaser nor Parent, nor to the knowledge of Purchaser and Parent, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser or Parent, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Outstanding Shares Held by Directors and Executive Officers

If the current executive officers and directors of NGM Bio who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of NGM Bio as described in the Merger Agreement (except with respect to the Rollover Shares). As of March 1, 2024, the executive officers and directors of NGM Bio beneficially owned, in the aggregate, 3,270,012 Shares (excluding Shares subject to outstanding Company Stock Options and unvested Company RSUs, and shares beneficially owned by David V. Goeddel held by the TCG Stockholders). As of the date hereof, Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel are each a party to the Stockholder Rollover Agreement and, as a result, Mr. Rieflin, Dr. Woodhouse and Dr. Goeddel have agreed not to tender their Rollover Shares for purchase pursuant to the tender offer.

The following table sets forth (i) the number of Shares beneficially owned as of March 1, 2024, by each of NGM Bio’s executive officers and directors (excluding Shares subject to outstanding Company Stock Options and unvested Company RSUs and Rollover Shares) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on an Offer Price of $1.55 per Share.

Name of Executive Officer or Director	Number of Shares (#)	Cash Amount for Shares ($)
David J. Woodhouse, Ph.D. (1)	23,993	$37,188
Jean-Frédéric Viret, Ph.D.	38	$59
Hsiao D. Lieu, M.D.	19,349	$29,991
Valerie Pierce	23,458	$36,360
Shelly D. Guyer	—	—
Carole Ho, M.D.	—	—
Suzanne Sawochka Hooper	7,000	$10,850
Roger Perlmutter, M.D., Ph.D.	—	—
William Rieflin (2)	—	—
David V. Goeddel, Ph.D. (3)	—	—

(1)	Excludes 97,654 Shares subject to the Stockholder Rollover Agreement.
(2)	Excludes 2,774,340 Shares subject to the Stockholder Rollover Agreement.
(3)	Excludes 324,180 Shares subject to the Stockholder Rollover Agreement.

Treatment of Equity Awards in the Transactions

Treatment of Company RSUs

As of the Effective Time, each outstanding Company RSU will be canceled and the holder of such canceled Company RSU will be entitled to receive an amount in cash, without interest and less any withholding of taxes, equal to the Offer Price.

The following table sets forth the aggregate number of Shares subject to unvested Company RSUs held by each of NGM Bio’s current and certain former executive officers and directors as of March 1, 2024 and the aggregate cash consideration that would be payable for such units based on the Offer Price of $1.55 per Share.

Name of Executive Officer or Director	Number of Accelerated Company RSUs (#)	Cash Amount for Accelerated Company RSUs ($)
David J. Woodhouse, Ph.D.	95,400	$147,870
Siobhan Nolan Mangini	—	—
Jean-Frédéric Viret, Ph.D.	—	—
Hsiao D. Lieu, M.D.	39,750	$61,613
Valerie Pierce	36,750	$56,963
Jin-Long Chen, Ph.D.	—	—
Shelly D. Guyer	—	—
Carole Ho, M.D.	—	—
Suzanne Sawochka Hooper	—	—
Roger Perlmutter, M.D., Ph.D.	—	—
William Rieflin	—	—
David V. Goeddel, Ph.D.	—	—

Treatment of Company Stock Options

As of the Effective Time, the vesting of each outstanding unvested In-the-Money Option will be accelerated, and any applicable retention period for options that were repriced will end. Each outstanding In-the-Money Option (both vested and unvested) will be canceled and the holder of such canceled Company Stock Option will be entitled to receive an amount in cash, without interest and less any withholding of taxes, equal to the product of (i) the excess of the Offer Price over the applicable exercise price per Share subject to such Company Stock Option multiplied by (ii) the total number of Shares subject to such Company Stock Option. Each Company Stock Option that is not an In-the-Money Option (whether vested or unvested) will be canceled as of the Effective Time for no consideration.

The following table sets forth (i) the aggregate number of Shares subject to unvested In-the-Money Options held by each of NGM Bio’s current and certain former executive officers and directors as of March 1, 2024 and (ii) the aggregate cash consideration that would be payable in respect of such unvested In-the-Money Options at the Effective Time, calculated by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of such Company Stock Options, based on the Offer Price of $1.55 per Share by (b) the number of Shares subject to such unvested In-the-Money Options.

Name of Executive Officer or Director	Number of Shares Subject to Accelerated In-the-Money Options (#)	Cash Amount for Accelerated In-the-Money Options ($)
David J. Woodhouse, Ph.D.	322,917	$229,271
Siobhan Nolan Mangini	—	—
Jean-Frédéric Viret, Ph.D.	450,000	$351,000
Hsiao D. Lieu, M.D.	164,584	$116,855
Valerie Pierce	89,584	$63,605
Jin-Long Chen, Ph.D.	—	—
Shelly D. Guyer	—	—
Carole Ho, M.D.	—	—
Suzanne Sawochka Hooper	—	—
Roger Perlmutter, M.D., Ph.D.	—	—
William Rieflin	—	—
David V. Goeddel, Ph.D.	—	—

The following table sets forth (i) the aggregate number of shares, both vested and unvested, subject to In-the-Money Options held by each of NGM Bio’s current and certain former executive officers and directors as of March 1, 2024 and (ii) the aggregate cash consideration that would be payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of such Company Stock Options, based on the Offer Price of $1.55 per Share by (b) the number of Shares subject to such In-the-Money Options.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Amount for In-the-Money Options ($)
David J. Woodhouse, Ph.D.	2,449,846	$1,739,391
Siobhan Nolan Mangini	—	—
Jean-Frédéric Viret, Ph.D.	450,000	$351,000
Hsiao D. Lieu, M.D.	615,000	$436,650
Valerie Pierce	450,000	$319,500
Jin-Long Chen, Ph.D.	—	—
Shelly D. Guyer	—	—
Carole Ho, M.D.	—	—
Suzanne Sawochka Hooper	—	—
Roger Perlmutter, M.D., Ph.D.	—	—
William Rieflin	—	—
David V. Goeddel, Ph.D.	—	—

Payments Upon Termination or Change of Control

Executive Agreements

The Company has entered into an employment agreement with Dr. Woodhouse and has entered into offer letters and severance benefit addendums with Ms. Pierce, Dr. Lieu and Dr. Viret. Each provides that, if the executive officer’s employment is terminated other than for “Cause” (as defined below) or by reason of the executive officer’s death or disability, or the executive officer resigns for “Good Reason” (as defined below), in each case on or within eighteen months after the effective date of a change in control of NGM Bio, then the executive officer will be entitled to receive the following, in exchange for a release of claims:

•	base salary continuation for six months (or one year in the case of Dr. Woodhouse); and

•

accelerated payment of health insurance premiums for continuation of health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) for the executive officer and his or her eligible dependents for up to six months (or one year in the case of Dr. Woodhouse).

For purposes of Dr. Woodhouse’s employment agreement:

•

“Cause” means Dr. Woodhouse’s (a) conviction of any felony or any crime involving moral turpitude or dishonesty; (b) participation in a fraud or act of dishonesty against the Company; (c) willful and material breach of his duties that has not been cured within 30 days after written notice from the Company Board for such breach; (d) intentional and material damage to the Company’s property; (e) material breach of the Company proprietary information and inventions agreement; or (f) death, severe physical or mental disability.

•

“Good Reason” means Dr. Woodhouse’s resignation from all positions held with the Company if any of the following actions are taken by the Company or a successor corporation or entity without his consent, and he notifies the Company in writing, within ten days after the occurrence of one of the following actions, that he intends to terminate his employment no earlier than thirty days after providing such notice, and the Company fails to cure such actions within thirty days after receipt of such notice, and such resignation is effective not later than thirty days after the Company fails to cure the issue: (a) a substantial reduction of his rate of compensation; (b) a material reduction in his duties; (c) a material failure or refusal of a successor to the Company to assume the Company’s obligations under his employment agreement in the event of a change in control of the Company; or (d) a relocation of his principal place of employment to a place greater than fifty miles from his then current principal place of employment, which relocation results in a material increase in his commute.

For purposes of the offer letters and severance benefit addendums with Ms. Pierce, Dr. Lieu and Dr. Viret:

•

“Cause” means the executive officer’s (a) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof, or any applicable foreign jurisdiction; (b) attempted commission of, or participation in, a fraud or act of dishonesty against the Company or any affiliate; (c) intentional, material violation of any contract or agreement between the executive officer and the Company or an affiliate or of any statutory duty owed to the Company or an affiliate; (d) unauthorized use or disclosure of the Company’s or an affiliate’s confidential information or trade secrets; or (e) gross misconduct or gross negligence.

•

“Good Reason” means the executive officer’s resignation if any of the following actions are taken by the Company or a successor corporation or entity without the executive officer’s consent, provided that the executive officer notifies the Company (or successor, as applicable) in writing, within ten days after the occurrence of one of the following actions, that the executive officer intends to terminate his or her employment no earlier than 30 days after providing such notice, and the Company (or successor, as applicable) fails to cure such actions within 30 days after receipt of such notice, and the executive officer’s resignation is effective not later than 30 days after the Company (or successor, as applicable) fails to cure the issue: (a) a substantial reduction of the executive officer’s base salary; (b) a material reduction in the executive officer’s duties; (c) a material breach by the Company (or a successor corporation or entity, if applicable) of any provision of the executive officer’s offer letter, including the severance benefits addendum; or (d) a relocation of the executive officer’s principal place of employment to a place that increases the executive officer’s one-way commute by greater than 50 miles as compared to the executive officer’s then-current principal place of employment prior to such relocation (excluding regular travel in the ordinary course of business); provided that (i) if the executive officer’s principal place of employment is the executive officer’s personal residence, this clause (d) shall not apply and (ii) if the executive officer works remotely during any period in which the executive officer’s regular principal office location is a Company office that is closed, then neither the executive officer’s relocation to remote work or back to the office from remote work will be considered a relocation of the executive officer’s principal office location for purposes of this definition.

Non-Employee Director Compensation Policy

The Company Board has adopted a non-employee director compensation policy, designed to enable NGM Bio to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, the Company’s non-employee directors are eligible to receive cash retainers (which will be prorated based on days served in the applicable fiscal year) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors (other than non-executive chairperson and lead independent director)	$40,000
Annual service as non-executive chairperson	$75,000
Annual service as lead independent director	$65,000
Additional Annual Retainer for Committee Memberships
Annual service as Audit Committee chairperson	$30,000
Annual service as member of the Audit Committee (other than chair)	$10,000
Annual service as Compensation Committee chairperson	$15,000
Annual service as member of the Compensation Committee (other than chair)	$6,000
Annual service as Nominating and Corporate Governance Committee chairperson	$10,000
Annual service as member of the Nominating and Corporate Governance Committee (other than chair)	$5,000

In addition, the Company’s policy provides that, upon initial election or appointment to the Company Board, each non-employee director will be granted a non-statutory stock option to purchase Shares having a grant date value of $400,000 on the date of such director’s election or appointment to the Company Board (the “Director Initial Grant”). The Director Initial Grant will vest one-third after the first year, with the remaining shares vesting quarterly in substantially equal monthly installments over the remaining two years, subject to a continued service relationship with the Company. On the date of each annual meeting of stockholders of the Company, each eligible non-employee director following such meeting will be granted an annual award of non-statutory stock options to purchase Shares having a grant date value of $200,000 (the “Director Annual Grant”). The Director Annual Grant will vest in four substantially equal quarterly tranches, with the final tranche vesting on the earlier of the first anniversary of the date of grant and the day prior to the Company’s next annual meeting, subject to a continued service relationship with the Company. The Director Initial Grant and Director Annual Grant are subject to full acceleration vesting upon a change in control, such as the Transactions (single-trigger vesting). All of the foregoing stock options are granted with a per share exercise price equal to the fair market value of a Share on the date of grant and have a ten-year term.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any of the Company’s non-employee directors in a single fiscal year period will not exceed $1,000,000 in the first year such individual becomes a non-employee director and $500,000 in any other fiscal year.

Director’s fees are prorated to the date the director is appointed or elected. The Company will reimburse all ordinary, necessary and reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Company Board or any committee thereof. Employee directors will receive no additional compensation for their service as a director.

Golden Parachute Compensation

For purposes of this Schedule 14D-9, NGM Bio’s named executive officers consist of (i) David J. Woodhouse, Ph.D., Chief Executive Officer, (ii) Siobhan Nolan Mangini, former President and Chief Financial Officer, (iii) Valerie Pierce, Senior Vice President, General Counsel and Chief Compliance Officer, (iv) Jin-Long Chen, Ph.D., former Chief Scientific Officer, and (v) Hsiao D. Lieu, M.D. Executive Vice President and Chief Medical Officer.

Named Executive Officers that are Former Executive Officers

Effective April 4, 2023, Dr. Jin-Long Chen resigned as Chief Scientific Officer and as a member of the Company Board.

Effective December 1, 2023, Ms. Mangini resigned as President. Effective November 3, 2023, Ms. Mangini resigned as Chief Financial Officer.

The tables below assume that (i) the Effective Time will occur on April 5, 2024, (ii) except as described below in the case of Ms. Mangini and Dr. Chen, who have terminated employment as of December 1, 2023 and April 4, 2023, respectively, each named executive officer remains in employment through the Effective Time, (iii) the Offer Price will equal $1.55 per Share, (iv) the named executive officers’ base salary remain unchanged from those in place as of the date of this Schedule 14D-9, (v) no named executive officer receives any additional equity awards following the date of this Schedule 14D-9, and (vi) no named executive officer enters into any new agreement with the Company following the date of this Schedule 14D-9 or otherwise becomes legally entitled to additional compensation or benefits.

The amounts shown in the tables below include the value of the named executive officers’ unvested Company RSUs and unvested In-the-Money Options that will be accelerated and become vested and, if applicable, exercisable, (with an end to any applicable retention period for Company Stock Options that were repriced) as of the Effective Time but do not include amounts that the named executive officers would have been entitled to receive regardless of whether the Effective Time has occurred, that were vested as of March 1, 2024, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all of the Company’s salaried employees.

The estimated amounts below are based on multiple assumptions that may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the tables below. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the tables below.

Name of Executive Officer (including former executive officers)	Cash Payments ($)(1)	Equity Awards ($)(2)	Perquisites / Benefits ($)(3)	Other ($)(4)	Total ($)
David J. Woodhouse, Ph.D.	$640,000	$377,141	$40,411	—	$1,057,552
Siobhan Nolan Mangini	—	—	—	—	—
Jin-Long Chen, Ph.D.	—	—	—	—	—
Hsiao D. Lieu, M.D.	$250,000	$178,468	$20,206	—	$448,674
Valerie Pierce	$230,000	$120,568	$20,206	—	$370,774

(1)	The amounts shown in this column represent the aggregate cash severance that each of Dr. Woodhouse, Dr. Lieu and Ms. Pierce would receive upon a termination without “cause” or a resignation for “good reason” on or within eighteen months after the effective date of a change in control of NGM Bio under their respective offer letters and severance benefit addendums or, in the case of Dr. Woodhouse, his employment agreement (double-trigger payments), determined based on twelve months of Dr. Woodhouse’s base salary as in effect as of March 1, 2024 and six months of Dr. Lieu’s and Ms. Pierce’s base salary in effect as of March 1, 2024.
(2)

The amounts shown in this column represent the aggregate amounts of the Offer Price that each named executive officer would receive in respect of his or her unvested Company RSUs and unvested In-the-Money Options that were accelerated and became vested and, if applicable, exercisable (with any applicable retention period for Company Stock Options that were repriced ending) as of the Effective Time (single-trigger payments). Unvested In-the-Money Options include outstanding repriced Company Stock Options that will be canceled in exchange for the difference between the Offer Price of $1.55 and the repriced exercise price of $0.84 per Share. See above under “—Treatment of Equity Awards in the Transactions” for a breakdown of each award type held by each named executive officer.

(3)

The amounts shown in this column represent an amount equal to the COBRA continuation coverage that each named executive officer could receive upon a termination without “cause” or a resignation for “good reason” on or within eighteen months after the effective date of a change in control of NGM Bio under their respective offer letters and severance benefit addendums or, in the case of Dr. Woodhouse, his employment agreement, based on twelve months of coverage for Dr. Woodhouse and six months of coverage for Dr. Lieu and Ms. Pierce (double-trigger payments).

Section 16 Matters

The Company Board intends to adopt a resolution that, to the extent permitted, the disposition and conversion of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

All rights to indemnification and exculpation from liabilities existing in favor of the current and former directors, officers, employees and agents (including fiduciaries with respect to an employee benefit plan) of NGM Bio or its predecessors (each, an “Indemnified Party”) for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses), as such rights are provided for in the amended and restated certificate of incorporation of NGM Bio (the “NGM Bio Charter”), the NGM Bio Bylaws or any indemnification agreements between such Indemnified Party and NGM Bio in effect as of the date of the Merger Agreement (i) will be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six years following the date of the Merger Agreement. Parent has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

At or prior to the Effective Time, following good faith consultation with Parent, NGM Bio will obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time (the “D&O Tail Policies”), covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of NGM Bio’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided, however, that the maximum aggregate annual premium for such D&O Tail Policies will not exceed 300% of the aggregate annual premium payable by NGM Bio for coverage pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”). If such D&O Tail Policies have been obtained by NGM Bio, Parent will cause such D&O Tail Policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event NGM Bio does not obtain such D&O Tail Policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent shall either (i) purchase such D&O Tail Policies or (ii) maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) provided, that in no event will Parent or the Surviving Corporation be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Amount, it being understood that if the annual premium for such insurance coverage exceeds the Maximum Amount, Parent or the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

In the event (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation or the Surviving Corporation otherwise dissolves, then, and in each such case, Parent shall ensure that the successors and assigns or transferees or, at the Parent’s option, Parent expressly assume the obligations described above.

THE SOLICITATION OR RECOMMENDATION

Recommendation of the Special Committee and the Company Board

At a meeting of the Special Committee held on February 25, 2024, the Special Committee unanimously:

•

determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company’s stockholders (other than the stockholders affiliated with TCG and the then-committed Rollover Stockholders (the “Parent Stockholders”)); and

•

recommended that the Company Board (i) determine that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Parent Stockholders), (ii) duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, (iii) approve, adopt and declare advisable, fair to and in the best interests of the Company and its stockholders (other than the Parent Stockholders) the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price and (iv) recommend that the stockholders of the Company (other than the Parent Stockholders) accept the Offer and tender their shares of Common Stock in the Offer.

At a meeting of the Company Board held on February 25, 2024, based on the recommendation of the Special Committee, the non-recused members of the Company Board unanimously:

•

determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, were advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Parent Stockholders);

•	authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby;

•

approved, adopted and declared advisable, fair to and in the best interests of the Company and its stockholders (other than the Parent Stockholders) the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price; and

•	recommended that the stockholders of the Company (other than the Parent Stockholders) accept the Offer and tender their shares of the Company’s common stock in the Offer.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the non-recused members of the Company Board unanimously recommend that the Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Based on the knowledge and analysis of available information regarding the Company and consideration of factors described herein, the Company reasonably believes that the terms of the Merger Agreement and the Offer are fair to the stockholders other than the Parent Stockholders. A press release, dated February 26, 2024, issued by the Company announcing the Offer and the entry into the Merger Agreement, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Company Board, together with the Company’s senior management, has regularly reviewed and assessed the Company’s strategic direction and business plans with a view towards identifying potential opportunities to increase stockholder value, taking into account the Company’s research and development activities and its ongoing clinical programs, as well as financial, industry, competitive and other considerations.

On June 27, 2023, Mr. Peter Svennilson, a Managing Partner of TCG and a former member of the Company Board, sent an email to David J. Woodhouse, Ph.D., the Company’s Chief Executive Officer and a member of the Company Board, stating Mr. Svennilson’s belief that the Company would be better positioned for success if it were to be privately held rather than publicly traded, but did not make an offer or propose any specific transaction. Dr. Woodhouse responded to the effect that, while he could see merits in being a private company, the benefits of being public as compared to being private would depend on the circumstances. Dr. Woodhouse forwarded Mr. Svennilson’s email to the then-current President and Chief Financial Officer of the Company and suggested that the Company be prepared at the Company Board meeting in August to further discuss any questions regarding whether the Company would be better positioned for success if it were privately held and that, if a possible transaction was to be pursued, the Company would likely need to consider a full review of strategic alternatives more broadly. The former President and Chief Financial Officer agreed to explore what the process might look like so that the Company would be prepared for the August meeting of the Company Board. Dr. Woodhouse also informed the Company’s General Counsel of his receipt of the email from Mr. Svennilson. In July 2023 (and then subsequently in October, November and December 2023), the General Counsel of the Company contacted the Company’s outside legal counsel, Cooley LLP (“Cooley”), to obtain information about going private transactions, including the fiduciary duties of the Company Board in that context, strategic alternatives reviews and other applicable legal requirements.

On August 9, 2023, the Company Board held its regularly scheduled meeting, also attended by members of the Company’s senior management and a representative of Cooley. Among the topics discussed were whether the Company should explore strategic alternatives and, if so, whether it should engage a financial advisor to assist it with such an exploration.

On October 5, 2023, in preparation for an upcoming meeting of the Company Board on November 8, 2023, Dr. Woodhouse attended a meeting with representatives of TCG. During that meeting, the participants discussed the Company’s strategic direction and relationship with TCG, including the possibility of TCG acquiring or otherwise utilizing the Company’s research and development resources or taking advantage of any in-licensing opportunities within TCG’s portfolio. The participants also discussed the Company’s short-and long-term financing needs.

On October 31, 2023, The Column Group LLC, an affiliate of TCG, entered into a non-disclosure agreement with the Company, establishing the non-disclosure and other terms regarding any confidential information shared by the Company with TCG.

On November 8, 2023, the Company Board held another regularly scheduled meeting, also attended by members of the Company’s senior management, a representative of Cooley, a representative of Guggenheim Securities, LLC (“Guggenheim Securities”) and Mr. Svennilson. Among the topics discussed were potential strategic alternatives and financing options for the Company. Prior to the time at which the representative of Guggenheim Securities and Mr. Svennilson joined the meeting, the representative of Cooley reviewed with the Company Board its role and associated fiduciary duties in connection with its assessment of the Company’s strategic alternatives. The representative of Guggenheim Securities and Mr. Svennilson then joined the meeting, and the representative of Guggenheim Securities then provided a general overview of the current state of the equity, mergers and acquisitions and strategic partnership markets, reviewed with the Company Board certain strategic alternative considerations, including continuing the status quo, accelerating the transformation of the Company to a rare disease company by focusing on primary sclerosing cholangitis (“PSC”), a sale of the company, a merger transaction and potentially partnering particular programs. The representative of Guggenheim Securities then left the meeting, and the Company Board continued with reviews of the Company’s business and financial condition, including, among other things, a review of the Company’s budget plan for 2024 and the Company’s three-year cash runway forecast. An executive session of the meeting then commenced that was attended only by the members of the Company Board, the General Counsel of the Company and the representative of Cooley, following which the General Counsel of the Company left the meeting. Thereafter, the Company Board continued discussions regarding strategic alternatives and also resolved to adopt the 2024 budget. Dr. Woodhouse then left the meeting, and the discussions regarding strategic alternatives continued. The meeting then adjourned.

On December 6, 2023, at the request of David V. Goeddel, Ph.D., a member of the Company Board and a Managing Partner of TCG, Dr. Woodhouse, Dr. Goeddel and William J. Rieflin, a member of the Company Board, held a telephone call at which Dr. Goeddel asked Dr. Woodhouse and Mr. Rieflin whether they believed that the Company would be better positioned for success if it were to be privately held rather than publicly traded. Dr. Woodhouse and Mr. Rieflin both responded to the effect that, while they could see merits in being a private company, the benefits of being public as compared to being private would depend on the circumstances. Dr. Woodhouse informed the General Counsel of the Company of the discussion with Dr. Goeddel and Mr. Rieflin.

On December 19, 2023, Mr. Svennilson contacted Dr. Woodhouse requesting an updated list of the Company’s current shareholders, and Dr. Woodhouse provided such a list, which was similar to a list that had been provided to Dr. Goeddel on November 22, 2023 in response to a request for the same by Dr. Goeddel and as routinely provided to all members of the Company Board in connection with regularly scheduled board meetings.

On December 22, 2023, during a regularly scheduled Friday discussion about the Company among the participants, Mr. Rieflin informed Dr. Woodhouse that he had had a recent conversation with Dr. Goeddel at which Dr. Goeddel indicated that TCG was considering making a proposal to take the Company private, and had asked Mr. Rieflin whether he would be interested in exchanging his equity in the Company for equity in a privately held buyer of the Company. Mr. Rieflin informed Dr. Woodhouse that he told Dr. Goeddel that he would be so interested should such a transaction occur. Mr. Rieflin also informed Dr. Woodhouse that he was unlikely to be able to be involved on the Company side of the process regarding any transaction with TCG if TCG were to make a proposal to take the Company private. Following such regularly scheduled discussion, Mr. Rieflin further informed Dr. Woodhouse that TCG had engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) as outside legal counsel to assist it in connection with a possible proposal to take the

Company private. After each discussion, Dr. Woodhouse informed the Company’s General Counsel about such discussion and the Company’s General Counsel contacted Cooley to discuss, among other things, what involvement, if any, Mr. Rieflin could have on the Company side in any going private transaction with TCG.

On December 27, 2023, Mr. Rieflin contacted Dr. Woodhouse to inform him that TCG would be sending a letter to the Company before the end of the year with respect to the possibility of TCG seeking to take the Company private. Dr. Woodhouse informed the General Counsel of the Company about the potential receipt of such a letter, and the Company’s General Counsel then contacted Cooley to discuss, among other things, the potential formation of a special committee and other related Company Board matters relating to the expected letter. Dr. Woodhouse then began placing calls to each of the other members of the Company Board advising them of the potential receipt of such a letter, though Roger M. Perlmutter, M.D., Ph.D, a member of the Company Board and a Science Partner at TCG, was overseas and not immediately reachable.

On December 28, 2023, TCG submitted to the Company Board a written, unsolicited non-binding expression of interest in exploring and evaluating a potential acquisition of all shares in the Company not already owned by TCG in a going-private transaction. The expression of interest did not propose any specific terms for a transaction. It indicated that TCG would not move forward with such a transaction unless it was approved by a special committee of independent and disinterested directors of the Company Board (with the assistance of legal and financial advisors selected by that special committee) and that consummation of such a transaction would be subject to a non-waivable condition requiring approval of the stockholders holding at least a majority of all the issued and outstanding Shares not held by TCG or its affiliates. It also noted that TCG was not interested in a sale of its holdings in the Company or in participating in an alternative change in control of the Company and that if the special committee did not recommend, or the stockholders not affiliated with TCG did not approve, a TCG acquisition, that such determination would not adversely affect TCG’s future relationship with the Company and TCG would intend to remain a long-term stockholder of the Company. TCG filed an amendment to its Schedule 13D on December 29, 2023, disclosing the written expression of interest in a potential acquisition of shares of the Company not already owned by TCG.

Between December 28, 2023 and December 30, 2023, Dr. Woodhouse had calls with each of the directors of the Company about TCG’s expression of interest, the upcoming meeting of the Company Board and the possibility of forming a special committee of the Company Board to evaluate TCG’s expression of interest and the possible members thereof.

On December 30, 2023, the Company Board held a meeting, also attended by members of the Company’s senior management and representatives of Cooley, to discuss the formation of a special committee consisting of independent and disinterested directors unaffiliated with TCG to direct a process to explore and evaluate the Company’s strategic alternatives and potential strategic transactions (the “Special Committee”). The representatives of Cooley reviewed with the Company Board fiduciary duty and process considerations with respect to such a strategic process, including the requirement that the members of the Special Committee be independent and disinterested, including free from any potential conflict of interest that might call into question their status as disinterested directors. On that basis, the Company Board considered who should be appointed to the Special Committee. After review and discussion, the Company Board determined that Dr. Goeddel, Mr. Rieflin and Dr. Perlmutter should not be appointed to the Special Committee because each had existing relationships with TCG, and that Dr. Woodhouse should not be appointed to the Special Committee because of his position on the management team. The Company Board then reviewed whether directors Shelly D. Guyer, Carole Ho, M.D. or Suzanne Sawochka Hooper had any relationships with TCG that would pose a potential conflict of interest or call into question their status as independent and disinterested directors, and determined that each such director did not, and could therefore serve as a disinterested and independent member of the Special Committee. The Company Board then approved the formation of the Special Committee, with Ms. Guyer, Dr. Ho and Ms. Hooper appointed as its members, and delegated to the Special Committee full power and authority of the Company Board to, among other things, formulate, establish, oversee, control and direct a process for the evaluation and negotiation of strategic alternatives for the Company, including any transaction with TCG or remaining a standalone publicly-traded company, evaluate the advisability and fairness to the Company and its stockholders (other than any subset of stockholders that the Special Committee determined to be appropriate) of any strategic transaction, negotiate the terms and conditions of any strategic transaction, reject any proposed strategic transaction, adopt defenses to an unsolicited bid as it may deem appropriate, make a recommendation to the Company Board concerning approval and adoption of any strategic transaction, and engage legal, financial and other advisors as it deemed appropriate. The Company Board further resolved that it would not recommend any strategic transaction for approval by the Company’s stockholders, or otherwise approve such a transaction, without the prior favorable recommendation of the transaction by the Special Committee. The meeting then adjourned.

Later on December 30, 2023, the Special Committee held its initial meeting, also attended by a representative of Hogan Lovells US LLP (“Hogan Lovells”), at which the Special Committee discussed the selection of legal and financial advisors to advise the Special Committee and the appropriate response to internal and external stakeholders regarding the receipt and public filing of TCG’s initial expression of interest. The representative from Hogan Lovells presented his background and qualifications and the qualifications of Hogan Lovells in the context of the possible engagement of Hogan Lovells by the Special Committee. He reported that Hogan Lovells did not represent TCG and, while the firm did handle some FDA-related work for the Company, that work was not material to the firm and he did not believe Hogan Lovells had any conflict of interest in representing the Special Committee. The representative from Hogan Lovells also outlined the initial recommended steps to be taken by the Special Committee, the role, responsibilities and authority of the Special Committee, fiduciary duties and the related standards of review in the context of a possible transaction, and certain procedural matters related to Special Committee meetings and deliberations. The members of the Special Committee then appointed Ms. Hooper as Chairperson of the Special Committee. The representative of Hogan Lovells and the members of the Special Committee also discussed immediate next steps, including the engagement of a financial advisor to assist the Special Committee and various tactical considerations with respect to a possible response to TCG’s initial expression of interest. The Special Committee discussed whether Guggenheim Securities, as a financial advisor that was familiar to the Company and the Special Committee, would be a suitable financial advisor, assuming that it was free from any material conflicts of interest, and whether the Special Committee should interview other possible financial advisors. After this discussion, it was determined that Ms. Hooper would follow up with respect to the possible engagement of Guggenheim Securities to represent the Special Committee. After the representative of Hogan Lovells departed the meeting, and after discussion, the Special Committee determined to engage Hogan Lovells as its independent legal counsel.

On January 2, 2024, the Company filed a Form 8-K disclosing that it had received a written expression of interest from TCG and that, in response, the Company Board had formed the Special Committee to consider the expression of interest and any other strategic alternatives that may be available, including remaining a standalone publicly-traded company. The Form 8-K also disclosed that Cooley would be acting as legal counsel to the Company and that Hogan Lovells would be acting as independent legal advisor to the Special Committee, and that the Special Committee intended to retain a financial advisor to assist it in considering TCG’s expression of interest. Further, the Form 8-K disclosed that neither the Company nor the Special Committee intended to comment on or disclose further developments regarding the Special Committee’s consideration of TCG’s expression of interest unless and until further disclosure was deemed appropriate or required, and that with respect to such expression of interest the Company’s stockholders were advised to take no action at that time.

Later on January 2, 2024, the Special Committee held a meeting, also attended by Dr. Woodhouse, and a representative of Hogan Lovells, during which the terms of engagement of Guggenheim Securities were discussed. After reviewing the presentation, the Special Committee discussed the engagement of Guggenheim Securities, including fees, expenses and other terms. The meeting then adjourned.

On January 3, 2024, Dr. Woodhouse contacted Mr. Svennilson by telephone. Dr. Woodhouse provided Mr. Svennilson with background concerning the formation of the Special Committee, the retention of Hogan Lovells and the expected retention of a financial advisor to the Special Committee. He told Mr. Svennilson that any proposal should be delivered directly to the financial advisor for the Special Committee or, if not yet appointed, to Hogan Lovells. Dr. Woodhouse also advised that it would take time for the Special Committee and its advisors to familiarize themselves with the situation, but that it did intend to move expeditiously. Mr. Svennilson reported that he had had discussions with certain stockholders of the Company, with which TCG had long-standing relationships, about TCG’s expression of interest, and that he believed that TCG, together with certain of these stockholders, currently owned approximately 50% of the Company’s outstanding common stock.

Later on January 3, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, a representative of Hogan Lovells and representatives of Guggenheim Securities. Dr. Woodhouse began the meeting by describing his conversation with Mr. Svennilson, including that TCG and the other Company stockholders with which TCG had discussed the potential transaction may represent approximately 50% of the Company’s stockholders. Dr. Woodhouse also reported that two other stockholders of the Company and one third party had reached out to him after seeing the announcement of TCG’s expression of interest to obtain an update on the Company’s strategy and, with respect to one party, to express its possible interest in a “reverse merger,” and that in each case he responded to the effect that he would share such party’s inquiries with the Special Committee. Representatives of Guggenheim Securities then discussed a number of items with the Special Committee, prefaced with an update as to their preliminary material relationships disclosure, which was subsequently confirmed on January 11, 2024, which showed that none of the representatives assigned to this matter had any personal investments, directorships or other relationships to disclose in relation to representing the Special Committee. Representatives of Guggenheim Securities then discussed Guggenheim Securities’ credentials, the Company’s situational backdrop, TCG’s initial expression of interest, Guggenheim Securities’ expected role for the Special Committee and recommended next steps, which would include conducting financial analyses based on the Company’s strategic and financial plan. The Special Committee then discussed the upcoming J.P. Morgan Healthcare Conference, the possibility of issuing a press release prior to such conference relating to the Company’s strategic priorities for 2024 and the possibility of filing a Form 8-K and/or issuing a press release in response to any further indications of interest or proposals from TCG. After the representatives of Guggenheim Securities left the meeting, Dr. Woodhouse summarized his negotiations with Guggenheim Securities regarding its terms of engagement to act as financial advisor to the Special Committee. The Special Committee then directed Dr. Woodhouse to continue to negotiate, and to try to finalize, the terms of engagement with Guggenheim Securities. The meeting then adjourned.

On January 4, 2024, TCG submitted to Dr. Woodhouse a non-binding acquisition proposal for a “cash out” tender offer for all outstanding shares of the Company not owned by TCG or its affiliates, followed by a second-step merger, pursuant to which the Company’s stockholders would receive $1.45 in cash per share. The proposal stated that it represented a premium of 69% to the unaffected trading price of the Company’s common stock prior to the disclosure of TCG’s initial expression of interest. The proposal also assumed that the Company had a balance of cash, cash equivalents and marketable securities of at least $135 million, and that such balance should be available as a funding source at the closing of the transaction. Emphasizing TCG’s view that the Company Board must act quickly to prevent further erosion of the Company’s value, the proposal was contingent on receipt of a positive response by January 10, 2024. The proposal also contained the same conditions as outlined in TCG’s initial expression of interest with respect to the approval of the Special Committee and a majority of unaffiliated Company stockholders. The proposal did not request a period of exclusivity.

On January 6, 2024, the members of the Special Committee held a brief telephone meeting at which they acknowledged receipt of the letter from TCG dated January 4, 2024, agreed that management of the Company should continue to finalize the engagement with Guggenheim Securities so that Guggenheim Securities could progress its financial analyses based on the Company’s strategic and financial plan and possible responses to TCG and discussed the upcoming J.P. Morgan Healthcare conference.

On January 9, 2024, Ms. Hooper, on behalf of the Special Committee, wrote to TCG to acknowledge the receipt of the proposal and provide a response. Ms. Hooper reported that the Special Committee had engaged Hogan Lovells as its counsel and was in the process of engaging Guggenheim Securities as its financial advisor. She also reported that the Special Committee would carefully evaluate the proposal with the assistance of its counsel and financial advisor, and would do so as promptly as practicable, but noted that its evaluation would not be complete by the January 10 deadline set forth in the letter, that they needed more time and that any questions should be directed to a representative of Guggenheim Securities.

Also on January 9, 2024, in anticipation of the Company’s attendance at the upcoming J.P. Morgan Healthcare conference, the Company issued a press release outlining, among other things, the Company’s evolved strategy for aldafermin and NGM120 to focus on rare conditions with significant unmet need. From January 8, 2024 to January 11, 2024, certain members of management of the Company attended the J.P. Morgan Healthcare conference.

On January 10, 2024, representatives of Paul, Weiss contacted Hogan Lovells to discuss the Company’s potential transaction with TCG, including an anticipated transaction timeline and plan for drafting the definitive documentation and next steps. Representatives from Hogan Lovells explained that the Special Committee was in the process of engaging a financial advisor and would then evaluate TCG’s proposal carefully and expeditiously.

On January 12, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management. Ms. Hooper discussed the potential engagement of Guggenheim Securities and presented the material terms of its engagement letter. Following discussion, the Special Committee determined that based on the material relationships disclosure provided, and based upon, among other things, Guggenheim Securities’ qualifications, professional reputation and industry expertise, the Special Committee approved the engagement of Guggenheim Securities as its financial advisor. The meeting then adjourned. The engagement of Guggenheim Securities was formalized in an engagement letter dated January 12, 2024.

On January 15, 2024, representatives of Paul, Weiss sent an email to a representative of Hogan Lovells with respect to the status of the transaction. The following day, a representative of Hogan Lovells replied and reported that the Special Committee had engaged Guggenheim Securities and was now doing the work needed to respond to TCG’s proposal, that there was a meeting planned at the end of the week and that a response may be expected the following week.

On January 19, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, representatives of Guggenheim Securities and a representative of Hogan Lovells. Dr. Woodhouse began the meeting with an overview of the business, particularly with respect to the Company’s cash balance as of December 31, 2023, business development relating to the Company’s asset portfolio, current research programs, the Company’s recent meetings with investors, and employee sentiment in light of TCG’s initial expression of interest. Mr. Jean-Frederic Viret, Ph.D., the Company’s Chief Financial Officer, next discussed the financial forecasts that had been provided to the Special Committee prior to the meeting. After discussing the Company’s general approach to preparing the forecasts, related assumptions and probabilities of success, Dr. Viret presented various financial forecasts that had been prepared for the Company’s near-term and long-term prospects. The participants in the meeting, including Guggenheim Securities, then discussed approaches to calculating the impact of future financings on the forecasts, and related matters. Representatives of Guggenheim Securities then discussed Guggenheim Securities’ preliminary stand-alone financing-adjusted and probability-adjusted discounted cash flow analysis based on the Company’s preliminary forecasts, including the discount rate and terminal/continuing value metrics used for the analysis, as well as values attributable to various parts of the Company, including expected revenue producing products and related expenses, cash and net operating losses, as adjusted for assumed dilution, various dilution adjusted per share values and various levers that impact the analysis, including discount rates and the probability of success of the various programs. The representatives from Guggenheim Securities also explained how the Company’s valuation could theoretically be impacted by reducing the number of programs being pursued by the Company and reducing certain other costs, including the cost of the Company’s lease and research and development activities, and financing-related matters. After a period of questions, the Special Committee asked about the relevance of other valuation methodologies, including comparable company analyses. In response, representatives of Guggenheim Securities explained that Guggenheim Securities believed that a discounted cash flow analysis was the most relevant analysis for the Company, but it would be able to provide the Special Committee with some information about other biotech companies, if desired, for informational reference purposes only. The members of the Special Committee requested the information for its next meeting. The directors ended with a brief discussion of a possible response to TCG, but deferred any detailed discussion until its next meeting. The meeting was then adjourned.

On January 22, 2024, Mr. Svennilson sent an email to Ms. Hooper asking for a status update regarding the Special Committee’s evaluation of TCG’s acquisition proposal. Ms. Hooper responded by email, noting that the Special Committee, through Hogan Lovells, informed Paul, Weiss that the Special Committee was continuing to do its work and expected to respond early to mid that week, which was still its plan.

On January 23, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, representatives of Guggenheim Securities and a representative of Hogan Lovells. Guggenheim Securities led a discussion with the Special Committee and management with respect to how the Company’s valuation could theoretically be impacted by reducing the number of programs being pursued by the Company and reducing certain other costs, including the cost of the Company’s lease and research and development activities, and financing-related matters. A representative of Guggenheim Securities then discussed various sum-of-the-parts analyses of the Company, including expected revenue-producing products and related expenses, cash and net operating losses, as adjusted for assumed dilution. The participants in the meeting discussed these matters, including financing-related risks, execution-related risks and various other risks. Also, as a follow-up to the prior discussion with the Special Committee regarding comparable company analyses, the representative of Guggenheim Securities then discussed the differences between the Company and other biotech companies and why Guggenheim Securities believed that the Company was not directly comparable. After this discussion, the Special Committee and the other participants in the meeting discussed a possible response to TCG’s acquisition proposal of $1.45 per share, including whether Guggenheim Securities should be instructed to provide a general response about the proposal being inadequate without giving specific guidance on price, whether Guggenheim Securities should be instructed to provide TCG with specific price guidance and/or whether a contingent value right should be part of the discussion. The Special Committee then directed Guggenheim Securities to inform TCG that the Special Committee had spent considerable time with Company management and Guggenheim Securities discussing the Company’s go-forward strategy and related valuations and accordingly had determined that the proposal submitted by TCG was inadequate, and that even though the Special Committee had rejected TCG’s proposal, it remained open to continuing discussions with TCG at a higher valuation. The meeting then adjourned.

On January 24, 2024, representatives of Guggenheim Securities and Mr. Svennilson held a videoconference to discuss TCG’s acquisition proposal. Emphasizing the Company’s multiple ongoing clinical programs and significant cash balance, the representatives from Guggenheim Securities reported that the Special Committee had determined that the offer of $1.45 per share was inadequate. In response, Mr. Svennilson explained that TCG was unwilling to pay a premium in excess of the substantial premium already implied by TCG’s offer of $1.45 per share. Mr. Svennilson also stated that the Company was in need of near-term financing to advance it programs, and TCG preferred to fund the Company as a private company. Further, Mr. Svennilson reported that TCG had spoken to stockholders with which TCG has long-standing relationships. The representative from Guggenheim Securities then asked whether TCG would be interested in participating in a financing if the Company were restructured to eliminate some programs and reduce related expenses. Mr. Svennilson responded by saying that it would depend on many factors, but that TCG was currently focused on acquiring the Company on the terms previously articulated.

Later on January 24, 2024, the Special Committee held a meeting, also attended by certain members of the Company’s senior management, representatives of Guggenheim Securities and a representative of Hogan Lovells. Dr. Ho was not in attendance. A representative from Guggenheim Securities began the meeting by summarizing his earlier conversation with Mr. Svennilson, including Mr. Svennilson’s response to the query on whether TCG may be interested in participating in a financing if the Company were restructured. The discussion then turned to other financing options for the Company, including potential catalysts for a financing, and related risks. The Special Committee then asked the representative from Hogan Lovells to contact Paul, Weiss to help clarify some of Mr. Svennilson’s comments. The Special Committee determined to discuss next steps at another Special Committee meeting when all committee members could be present. The meeting was then adjourned, and the representative of Hogan Lovells proceeded to contact Paul, Weiss to arrange a call the following day.

On January 25, 2024, a representative from Hogan Lovells telephoned a representative of Paul, Weiss to discuss the conversation between Mr. Svennilson and the representative from Guggenheim Securities that had occurred the day before. The representative from Hogan Lovells relayed several of the points that he understood Mr. Svennilson had made during the call, including the desire to buy out stockholders who did not want to be owners of a private company and TCG’s view about the premium that should be paid to such stockholders. The representative of Paul, Weiss then clarified a number of the points that were discussed between Mr. Svennilson and the representative from Guggenheim Securities, including that, under TCG’s contemplated plan, some of the TCG entities with direct holdings in the Company, along with other stockholders with whom TCG had long-standing relationships, would contribute their shares to a newly-formed entity that would act as the buyer in the tender offer and receive equity in the buyer in exchange. The arrangement would be memorialized in a separate rollover agreement among the buyer and such stockholders. The buyer would then conduct an all-cash tender offer for the remaining shares. The representative of Paul, Weiss also reiterated that TCG believed that the premium being offered by TCG was substantial as compared with the unaffected trading price of the Company’s common stock prior to the disclosure of TCG’s initial expression of interest.

On January 26, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, representatives of Guggenheim Securities and a representative of Hogan Lovells. The representative of Guggenheim Securities again summarized his conversation with Mr. Svennilson of January 24, and then the representative of Hogan Lovells summarized his conversation with the representative of Paul, Weiss of January 25, including the clarifications about the potential structure and rollover arrangement, as well as TCG’s view on valuation and related matters. Dr. Woodhouse then informed the Special Committee that Dr. Goeddel had reached out for a call with him and Mr. Rieflin. The attendees at the meeting discussed messaging around such a call, and then the Special Committee authorized Dr. Woodhouse to set up the call. The members of the Special Committee, senior management and representatives of Guggenheim Securities and Hogan Lovells then discussed a number of other topics, including the future financing needs of the Company based on various scenarios and catalysts, the valuation analysis provided by Guggenheim Securities based on such scenarios, including, in each case, certain financing, execution and other risks, the views of management and the members of the Special Committee about TCG’s offer and the possible value of the Company if it were to remain an independent public company, and any related messages that should be delivered to TCG. The participants in the meeting then discussed a possible message that Guggenheim Securities might be instructed to provide back to TCG, including whether Guggenheim Securities should be instructed to provide TCG with specific price guidance and/or whether a contingent value right should be part of the discussion. The Special Committee determined that, assuming no new information was delivered by Dr. Goeddel, Guggenheim Securities was authorized and directed to contact TCG and indicate that the Special Committee would be willing to recommend an offer from TCG that exceeded $2.00 per share. The Special Committee then decided to adjourn the meeting and reconvene later that day so Dr. Woodhouse could call Dr. Goeddel and report back.

Later on January 26, 2024, Dr. Woodhouse and Mr. Rieflin held a regularly-scheduled telephonic meeting, and invited Dr. Goeddel to attend at his request. During the call, after Dr. Goeddel expressed concern about the length of time it was taking the Special Committee to respond to TCG’s proposal, Dr. Goeddel reiterated that TCG’s offer remained at $1.45 per share. Dr. Woodhouse told Dr. Goeddel that the Special Committee had asked Guggenheim Securities to reach out to Mr. Svennilson with a specific proposal.

Later on January 26, 2024, after the meeting among Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel had concluded, the Special Committee reconvened its meeting, with the same participants as earlier in the day, other than Dr. Ho. Dr. Woodhouse summarized his call with Dr. Goeddel and Mr. Rieflin. Based on its view that Dr. Goeddel had offered no new information to consider, the Special Committee confirmed its direction to Guggenheim Securities as discussed earlier in the day to advise TCG that the Special Committee was willing to recommend an offer that exceeded $2.00 per share. The meeting then adjourned.

On the morning of January 28, 2024, representatives of Guggenheim Securities contacted Mr. Svennilson by phone and reported on the Special Committee’s position. Later on January 28, 2024, after internal discussions at TCG, Mr. Svennilson communicated to a representative of Guggenheim Securities that TCG would not raise its offer from $1.45 per share. Also on January 28, 2024, Dr. Goeddel sent an email to Dr. Woodhouse and Mr. Rieflin, writing that they must have heard that the Special Committee had turned down TCG’s offer and instead had proposed a price which would have been triple the Company’s stock price at the time, which TCG believed was completely unreasonable. Dr. Goeddel wrote that TCG had been very clear that it was not going to negotiate its initial offer, which, according to Dr. Goeddel, represented a premium of about 90%, and which it believed was very fair. Dr. Goeddel also proposed that the Company Board hold a short meeting that week, with Dr. Goeddel in attendance, so the Special Committee could explain its decision. Later that day, representatives of Guggenheim Securities, the members of the Special Committee and Dr. Woodhouse discussed Mr. Svennilson’s position, and the members of the Special Committee asked Guggenheim Securities to contact Mr. Svennilson and seek an increase in TCG’s offer.

On the morning of January 29, 2024, Ms. Hooper called Mr. Rieflin to discuss Dr. Goeddel’s request for a full meeting of the Company Board. During that discussion, Ms. Hooper and Mr. Rieflin also discussed the negotiations with TCG. Also on the morning of January 29, 2024, Mr. Rieflin apprised Dr. Goeddel of his discussion with Ms. Hooper and Mr. Svennilson communicated to a representative of Guggenheim Securities that, after a long discussion with TCG’s partners, TCG had decided to raise its bid to $1.50 per share, as TCG’s absolute last and final offer. In response, a representative of Guggenheim Securities asked Mr. Svennilson for a further increase in TCG’s bid. The representative of Guggenheim Securities also requested that TCG provide an updated offer in writing. Mr. Svennilson then delivered to a representative of Guggenheim Securities a revised non-binding acquisition proposal which included an offer price of $1.55 per share. The revised proposal stated that it represented a premium of 80% to the unaffected trading price of the Company’s common shares prior to the disclosure of TCG’s initial expression of interest. Other terms of the revised proposal, including the assumption that the Company had a balance of cash, cash equivalents and marketable securities of at least $135 million and such balance would be available as a funding source at the closing of the transaction, remained the same. The proposal was contingent on receipt of a positive response by January 31, 2024. The revised proposal again did not request a period of exclusivity. The representative of Guggenheim Securities shared the revised proposal with the Special Committee, senior Company management and a representative of Hogan Lovells.

On the evening of January 29, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, representatives of Guggenheim Securities and a representative of Hogan Lovells, to consider the updated acquisition proposal received by TCG earlier that day. A representative of Guggenheim Securities began the meeting by summarizing the communications with Mr. Svennilson, culminating in the revised proposal of $1.55 per share. After this discussion, the Special Committee and Company management discussed the Company’s current cash balance and its expected cash balance at the end of March. The Special Committee and Company management then discussed whether Guggenheim Securities should reach out to third parties (including large pharmaceutical companies, mid-market strategic companies and competing buyers similar to TCG) about their possible interest in acquiring or merging with the Company, including how TCG’s position of being a buyer and not a seller might impact a third party’s interest and how such an outreach might impact TCG’s willingness to proceed with a transaction. After this discussion, the Special Committee directed Hogan Lovells to contact Paul, Weiss to clarify certain aspects of TCG’s letter and to confirm next steps with TCG, assuming that the Special Committee reached an agreement in principle with TCG to proceed with a transaction at $1.55 per share. The meeting was then adjourned.

On January 30, 2024, in accordance with the direction of the Special Committee from the day before, a representative of Hogan Lovells contacted a representative of Paul, Weiss by phone to discuss the revised proposal from TCG and the related questions that had been raised during the prior day’s Special Committee meeting, including whether the Company’s cash balance would be a condition to closing and whether TCG would vote in favor of any alternative transaction. The representative of Paul, Weiss clarified that while the Company’s cash position was an important diligence point for TCG, he believed (but would confirm) that the offer was not meant to include a “cash at close” condition, though the merger agreement would still contain operating covenants with a focus on preserving cash. The representative of Paul, Weiss also reported that he believed (but would confirm) that TCG understood that the Company’s cash position would be closer to $110 million assuming a March-end closing. The representative of Paul, Weiss also clarified that TCG would not vote in favor of any alternative transaction. In addition, the representative of Paul, Weiss shared his expectations around timing, expecting that it would take approximately three weeks to conclude diligence and negotiate the merger agreement, and then an additional six weeks to close. Finally, the representative of Paul, Weiss said that he did not believe that TCG would support a higher bid from a third party, but did not mention exclusivity. The call then concluded.

Following the call with Paul, Weiss, the representative of Hogan Lovells reported the foregoing to the Special Committee. On the basis of what was communicated during the call, as well as the decisions of the Special Committee from its January 29 meeting about third party outreach, and subject to confirmation that TCG’s offer would, in fact, not include any “cash at close” condition, the representative from Hogan Lovells recommended Guggenheim Securities begin outreach to potential third parties about making an alternative offer. Shortly thereafter, a representative of Paul, Weiss confirmed via email to a representative of Hogan Lovells that there would be no “cash at close” condition in the merger agreement, and later also confirmed that TCG understood the Company’s cash position would be closer to $110 million at the end of March. In light of the above developments, the chair of the Special Committee instructed Hogan Lovells to convey to Paul, Weiss the Special Committee’s interest in working to negotiate the potential transaction, and to begin working with Paul, Weiss on drafting definitive documentation for a potential transaction. The Special Committee also instructed Guggenheim Securities to commence outreach to potential third parties to provide an alternative bid. In the days that followed, representatives of Guggenheim Securities contacted three large pharmaceutical companies (“Strategic Party A,” “Strategic Party B” and “Strategic Party C,” respectively) and one mid-size pharmaceutical company (“Strategic Party D”) and delivered the messages that the Special Committee had instructed.

On February 2, 2024, a representative of Guggenheim Securities summarized for the Special Committee and certain senior management of the Company the results of Guggenheim Securities’ outreach to the four pharmaceutical companies that had been contacted at the request of the Special Committee regarding a potential alternative offer to acquire the Company. Strategic Party A was not interested in moving forward. Strategic Party B remained in deliberations. Strategic Party C had feedback from its clinical team, which was not interested, but was still intending to ask whether other parts of its organization might be interested given the Company’s discovery capabilities. Strategic Party D was interested in learning more, and sought to enter a confidentiality agreement so that it could have an initial due diligence discussion with Company management.

Later on February 2, 2024, a representative of Paul, Weiss sent an itemized request for due diligence materials to a representative of Hogan Lovells. From February 2, 2024 and continuing until the finalization and execution of definitive agreements on February 25, 2024, representatives of TCG and representatives of Paul, Weiss conducted due diligence on the Company, its research and development programs and assets and its current and forecasted cash position and liabilities.

On February 3, 2024, representatives of Paul, Weiss delivered an initial draft of the Merger Agreement to representatives of Hogan Lovells. The Merger Agreement provided for the expected “two step” cash tender offer structure and provided that certain stockholders of the Company (the “Rollover Stockholders”) would enter into a separate rollover agreement with TCG by which they would agree to exchange their shares in the Company for shares in a buyer entity to be established to accomplish the merger. The draft Merger Agreement also contemplated that the buyer could use the Company’s cash to pay for the shares acquired in the tender offer and merger. The draft included customary “no shop” and board recommendation covenants, subject to fiduciary exceptions, and provided that the Company could terminate the Merger Agreement to accept an unsolicited “superior proposal,” in which case it would be obligated to pay a termination fee initially proposed to be an amount equal to 3.5% of the Company’s equity value. It also included the requirement that the tender offer be accepted by a majority of the unaffiliated stockholders of the Company. Finally, the Merger Agreement contemplated that certain creditworthy affiliates of TCG would provide a limited guaranty (the “Limited Guaranty”) guaranteeing certain obligations of Parent under the Merger Agreement.

On February 7, 2024, each of Strategic Party B and Strategic Party C notified representatives of Guggenheim Securities that it was not interested in pursuing an acquisition of the Company.

On February 8, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management, representatives of Guggenheim Securities and representatives of Hogan Lovells. A representative from Hogan Lovells presented the key terms of the initial draft merger agreement provided by Paul, Weiss (summaries of which had been distributed to the members of the Special Committee prior to the meeting) and responded to related questions and comments of the Special Committee. The Special Committee authorized Hogan Lovells to continue to negotiate the merger agreement with Paul, Weiss and to report back on such negotiations. A representative of Guggenheim Securities then gave an update on its outreach to the third parties that had been contacted at the request of the Special Committee regarding a potential alternative offer to acquire the Company, reporting that that three of the four had determined not to move forward, while Strategic Party D was close to signing a confidentiality agreement so that it could have an initial due diligence discussion with Company management. Dr. Woodhouse then reported on certain employee-related matters that he had discussed with a representative of TCG, including with respect to the treatment in the potential transaction of the Company’s equity awards, and reported that a representative of TCG had asked him to make a proposal to TCG, which he would do after discussing the same with the Chairman of the Company Board and the Special Committee. Dr. Woodhouse then summarized several communications that he had received from third parties who were potentially interested in providing financing to the Company, and responded to related questions and comments from the Special Committee. A representative from Guggenheim Securities then summarized certain analyses about how different financing scenarios could potentially impact the value of the Company and the risks related thereto, and responded to related questions and comments from the Special Committee. The Special Committee requested a further discussion with Guggenheim Securities about potential financing options at the next meeting of the Special Committee. The meeting then adjourned.

Later on February 8, 2024, NGM entered into a confidentiality agreement with Strategic Party D, and the following day, February 9,, 2024, Strategic Party D held a due diligence meeting by teleconference with the Company’s management team to discuss, among other things, the Company’s PSC product and other product candidates as well as the Company’s financial condition. On February 10, 2024, Strategic Party D notified representatives of Guggenheim Securities that it was not interested in pursuing an acquisition of the Company given the remaining uncertainty of the Company’s programs.

Later on February 9, 2024, representatives of Hogan Lovells delivered a revised draft of the Merger Agreement to representatives of Paul, Weiss. The revised draft of the Merger Agreement provided for, among other things, a reduced termination fee equal to 1% of total equity value, revisions to the representations, warranties and covenants and revisions to certain other provisions, including a requirement that the Limited Guaranty contain certain restrictions on the ability of TCG to transfer its shares in the Company prior to the closing of the transaction, an end date of May 31, 2024, changes to the definition of “Company Material Adverse Effect” and the deletion of TCG’s proposed cap on damages for willful breach of the Merger Agreement.

On February 12, 2024, Paul, Weiss and TCG held a customary due diligence conference by videoconference with senior Company management, during which management responded to questions about the Company’s development programs, financial condition and various other topics.

On February 15, 2024, representatives of Hogan Lovells provided an initial draft of the Company Disclosure Letter to Paul, Weiss. Also on February 15, 2024, representatives of Paul, Weiss delivered an initial draft of the Limited Guaranty to representatives of Hogan Lovells, and on February 16, 2024, representatives of Paul, Weiss delivered a revised draft of the Merger Agreement to representatives of Hogan Lovells, which provided for, among other things, a termination fee payable to TCG upon the Company’s acceptance of a superior proposal equal to 1.5% of total equity value. On February 19, 2024, representatives of Hogan Lovells provided a revised draft of the Merger Agreement to Paul, Weiss, which provided for, among other things, an acceptance of the 1.5% termination fee previously proposed. Between February 20, 2024 and February 24, 2024, representatives of Paul, Weiss and representatives of Hogan Lovells further negotiated the terms of the Merger Agreement and related agreements, including the Limited Guaranty.

On February 22, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management and representatives of Hogan Lovells and Guggenheim Securities. A representative of Hogan Lovells began by updating the members of the Special Committee on changes to the key terms of the merger agreement since the prior meeting, including with respect to the reduced size of the termination fee, and other open issues. The attendees at the meeting also discussed the recent increase in the Company’s stock price, which had been trending upward since the TCG’s initial indication of interest and now exceeded the offer price in TCG’s acquisition proposal. The attendees discussed the impact, if any, that such an increase would have on a potential transaction. The representatives of Guggenheim Securities then discussed its analysis of the valuation of the Company, including the unaffected share price of the Company’s common stock prior to TCG’s disclosure of its initial expression of interest, and noted that current investors in the Company’s common stock might not have a full appreciation for the substantial decrease in the Company’s cash position since September 30, 2023, which was the last published balance sheet of the Company. The attendees at the meeting also discussed the Company’s lease obligations, the Company’s future financing needs and the related dilutive impact of future financings, and related risks. Guggenheim Securities next discussed its stand-alone financing-adjusted and probability-adjusted discounted cash flow analysis of the Company. The representative from Guggenheim Securities also presented some reference metrics solely for informational purposes (not for purposes of valuation) relating to the premia paid in select recent biotech minority squeeze out transactions and the premia paid in select recent biotech M&A transactions generally. Representatives of Guggenheim Securities also reminded the members of the Special Committee about their prior discussions relating to financing the Company as an independent company and the current market dynamics, and related risks. The attendees at the meeting then discussed how to proceed in light of the increase in the Company’s stock price and, after discussion, the Special Committee asked Guggenheim Securities to monitor the Company’s stock price for the following day, and to report back before a decision would be made as to how to proceed. The meeting then adjourned.

On February 23, 2024, Dr. Woodhouse contacted each of Dr. Goeddel, Mr. Rieflin and Dr. Perlmutter (though Dr. Woodhouse did not connect with Dr. Perlmutter until February 24, 2024) to advise them that, assuming that the Special Committee decided to recommend the transaction to the Company Board, the Company Board would be meeting on February 25, 2024 to consider whether to approve the transaction, and he asked them whether they planned to recuse themselves from the meeting of the Company Board. Each of them confirmed that he would recuse himself from the meeting. During his call with Dr. Goeddel, Dr. Woodhouse also asked Dr. Goeddel whether he would attend an all-hands meeting with the Company on the following Monday, assuming that the Special Committee and the Company Board approved the transaction on Sunday evening, and Dr. Goeddel confirmed that he would so attend.

Later on February 23, 2024, the Special Committee held a meeting (with Ms. Guyer absent), also attended by members of the Company’s senior management and a representative of Guggenheim Securities and representatives of Hogan Lovells. The representative of Guggenheim Securities discussed the closing price of the Company’s common stock for that day (which was $1.91 per share) and the likely percentage of the Company’s outstanding shares that traded below $1.50 per share that day. After discussion, the Special Committee asked the representative of Guggenheim Securities to contact TCG to discuss its views on the recent increase in the Company’s stock price and the possible impact that such increase could have on the satisfaction of the condition that a majority of the unaffiliated stockholders of the Company tender their shares in the contemplated tender offer. The meeting was then adjourned.

On February 24, 2024, a representative of Guggenheim Securities contacted Mr. Svennilson by phone to discuss the recent increase in the Company’s stock price and the ability of the parties to satisfy the condition that a majority of the unaffiliated stockholders of the Company tender their shares, and asked whether TCG would want to increase its price in order to increase the probability of meeting that condition in the tender offer. Mr. Svennilson said that TCG would not be raising its offer price given that nothing had changed with respect to the fundamental value of the Company, but that TCG was fully committed to completing the transaction.

Also on February 24, 2024, representatives of Hogan Lovells and Paul, Weiss negotiated several points related to the Merger Agreement and the Company Disclosure Letter over email and reached agreement with respect to open issues in the Merger Agreement. Representatives of Hogan Lovells sent a revised version of the Merger Agreement and the Company Disclosure Letter to Paul, Weiss and confirmed that the Limited Guaranty draft was final.

On February 25, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management and representatives of Hogan Lovells and Guggenheim Securities, to discuss and review the Merger Agreement (copies of the final form of which had been distributed to the members of the Special Committee prior to the meeting) and to consider recommending to the Company Board approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The representatives of Hogan Lovells reviewed certain legal matters with the Special Committee, including the terms of the definitive agreements. Next, representatives of Guggenheim Securities reviewed its financial analysis of the cash consideration proposed to be paid to the Company’s stockholders pursuant to the terms of the Merger Agreement. At the request of the Special Committee, Guggenheim Securities then rendered its oral opinion, which was confirmed by delivery of a written opinion dated February 25, 2024, that, as of such date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities in preparing its opinion, the Offer Price and the Merger Consideration (as defined in Guggenheim Securities’ opinion) proposed to be paid to the holders of shares (other than as specified in Guggenheim Securities’ opinion) was fair, from a financial point of view, to such holders. See “—Opinion of Guggenheim Securities, LLC” Following additional discussion, including discussion of the factors summarized in “—Reasons for the Recommendation; Fairness of the Offer and the Merger,” the members of the Special Committee unanimously determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company’s stockholders (other than the Parent Stockholders) and recommended that the Company Board determine that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Parent Stockholders), duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, approve, adopt and declare advisable, fair to and in the best interests of the Company and its stockholders (other than the Parent Stockholders) the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price and recommend that the stockholders of the Company (other than the Parent Stockholders) accept the Offer and tender their shares of Company Common Stock in the Offer.

Later on February 25, 2024, following the Special Committee’s meeting, the Company Board held a meeting, also attended by members of the Company’s senior management and representatives of Hogan Lovells and Guggenheim Securities, to receive the report and recommendation of the Special Committee, to discuss and review the terms of the Merger Agreement (copies of the final form of which had been distributed to the members of the Company Board prior to the meeting), and to consider approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Dr. Goeddel, Dr. Perlmutter and Mr. Rieflin recused themselves from the meeting. Following receipt of the Special Committee’s recommendation and further discussion, including of the factors summarized in “—Reasons for the Recommendation; Fairness of the Offer

and the Merger,” the non-recused members of the Company Board unanimously determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, were advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Parent Stockholders), authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, approved, adopted and declared advisable, fair to and in the best interests of the Company and its stockholders (other than the Parent Stockholders) the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, and recommended that the stockholders of the Company (other than the Parent Stockholders) accept the Offer and tender their shares of the Company’s common stock in the Offer.

Following the Company Board meeting, on the evening of February 25, 2024, the Company, Parent and Purchaser executed the Merger Agreement and related transaction documents, and on February 26, 2024, prior to the opening of trading of the Company’s shares on Nasdaq, the Company issued a press release announcing the execution of the Merger Agreement.

On March 8, 2024, Purchaser commenced the Offer and filed its Schedule TO.

Reasons for the Recommendation; Fairness of the Offer and Merger

In evaluating the Offer, the Special Committee and the non-recused members of the Company Board consulted with the Company’s senior management and outside legal and financial advisors and determined that the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (except the Parent Stockholders), and resolved to recommend that the Company’s stockholders (except the Parent Stockholders) tender their shares into the Offer. In determining to recommend that the Company’s stockholders (except the Parent Stockholders) tender their shares into the Offer, the Special Committee and the non-recused members of the Company Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):

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The Company’s Current Condition. The Company’s financial condition (including cash position and liabilities), results of operations, competitive position and business strategy (as well as the accompanying risks), the nature of the biopharmaceutical industry, on both historical and prospective bases, the current and historical trading prices of the Company’s stock, including the trading price of the Company’s stock relative to those of other industry participants and general market indices, and current industry, regulatory, economic and market conditions, trends and cycles.

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The Company’s Future Prospects. The Company’s future prospects if it were to remain independent, including the prospects with respect to its clinical trials, the time needed to generate meaningful clinical data in the Company’s primary sclerosing cholangitis and hyperemesis gravidarum programs, the Company’s financing needs, the Company’s relationship with its manufacturers, vendors and other commercial counterparties and the risks associated with the foregoing, including as noted below.

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Risks Associated with Continued Independence. The risks associated with continuing to operate the Company as a stand-alone public company, including financing-related risks, risks relating to clinical trials, execution risks, risks relating to the achievability of the Company’s financial projections and the potential risk that the market may not fully reflect the value of the Company’s programs in the Company’s stock price.

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Negotiations with TCG. The arm’s-length negotiations with TCG undertaken by the Special Committee and its advisors following TCG’s submission of its initial unsolicited indication of interest, and the terms of the Merger Agreement that have been obtained through such negotiations.

•	TCG’s acquisition proposal on January 4, 2024 proposed to acquire all of the Company’s outstanding shares at a price of $1.45 per share in cash.

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After the Special Committee rejected TCG’s initial proposal, the Special Committee and TCG engaged in negotiations, which led to the terms set forth in the Merger Agreement, providing for TCG’s acquisition of the Company at a price of $1.55 per share in cash.

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Consideration and Premium. The $1.55 per share in cash payable under the Merger Agreement in comparison to the prospective current and future value of the Company as an independent entity, which per share amount represents a premium of approximately 80% over the Company’s closing stock price of $0.86 on December 29, 2023, the date on which TCG submitted its initial indication of interest, a premium of approximately 23.5% over the Company’s closing stock price of $1.255 on January 9, 2024, the date on which the Company issued its press release announcing its evolved strategy for aldafermin and NGM120, and a premium of approximately 90% over the Company’s volume-weighted average stock price of $0.82 for the 30 calendar days to December 29, 2023.

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Cash Consideration. The Merger Agreement provides for the consideration to be paid in the Offer and the Merger to be so paid solely in cash, which provides certainty and immediate liquidity and value to the Company’s stockholders, enabling the Company’s stockholders to realize the value that has been created while eliminating long-term business and execution risk.

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Strategic Alternatives. The potential values, benefits, risks and uncertainties facing the Company’s stockholders associated with possible alternatives to the transactions contemplated by the Merger Agreement (including the alternative of remaining as a stand-alone public company), and the timing and likelihood of accomplishing any alternatives, including whether any such alternative, on a risk-adjusted basis, is reasonably likely to create value for the Company’s stockholders greater than or equal to the Offer Price, and the Company’s ability, subject to the terms and conditions of the Merger Agreement, to respond to competing proposals, engage in discussions and negotiations regarding competing proposals and ultimately accept a superior proposal from another acquiror.

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Financial Advisor and Fairness Opinion. The advice and financial analyses provided by the Special Committee’s financial advisor, Guggenheim Securities, and the oral opinion rendered by Guggenheim Securities, which was subsequently confirmed by delivery of a written opinion dated February 25, 2024, that, as of such date and based upon and subject to the various factors and assumptions set forth therein, the Offer Price and the Merger Consideration (as defined in Guggenheim Securities’ opinion) proposed to be paid to the holders of shares (other than as specified in Guggenheim Securities’ opinion) was fair, from a financial point of view, to such holders.

•	Independent Legal Counsel.

•	The Company’s retention of Cooley as independent legal counsel to the Company.

•	The Special Committee’s retention of Hogan Lovells as independent legal counsel to the Special Committee upon the Special Committee’s formation.

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Timing and Risks Associated with TCG’s Proposal. The timing and risks inherent in TCG’s proposal to acquire the Company at a price of $1.55 per share in cash, including the risk that it may not be available at a different time or from any other prospective acquiror.

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Terms of the Merger Agreement. The terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to consummate the transactions contemplated therein and their respective ability to terminate the Merger Agreement. The Special Committee and the Company Board considered the following, among other terms of the Merger Agreement, in connection with its evaluation of the Merger Agreement:

•	Majority of Unaffiliated Shares. The Offer is conditioned upon a majority of the shares of the Company’s common stock (other than shares held by Parent Stockholders) being tendered in the Offer.

•	Unsolicited Acquisition Proposals. While the terms of the Merger Agreement restrict the Company from soliciting alternative acquisition proposals, the Merger Agreement permits the

Company to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality agreement if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its financial advisor and legal counsel) that the proposal constitutes, or is reasonably expected to lead to, a “Superior Company Proposal,” subject to certain restrictions and procedures imposed by the Merger Agreement.

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Change of Recommendation. The Merger Agreement permits each of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to withdraw or modify its respective recommendation (subject to certain restrictions and compliance with certain procedures) either:

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following the receipt of an alternative acquisition proposal that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its legal counsel and financial advisors) constitutes a Superior Company Proposal; or

•	in response to an “Intervening Event.”

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Termination of Merger Agreement to Accept a Superior Company Proposal. The Merger Agreement permits the Company to terminate the Merger Agreement to accept a Superior Company Proposal, subject to certain restrictions and requirements, including the Company’s payment of a termination fee.

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Company Termination Fee; Limitations on Liability Except for Fraud and Willful Breach. The Merger Agreement obligates the Company to pay a termination fee (the “Company Termination Fee”) of $2,000,000 (representing approximately 1.5% of the equity value implied by the Offer Price) in certain circumstances in which the Merger Agreement is terminated (including in the event of a termination related to a Superior Company Proposal). In circumstances where the Company Termination Fee is paid, the Merger Agreement provides that it shall be the sole and exclusive remedy of Parent except in the case of fraud or “Willful Breach.”

•	Lack of Financing Condition. The Merger Agreement does not condition Parent’s obligation to close on any financing.

•	Lack of Closing Cash Condition. The Merger Agreement does not condition Parent’s obligation to close on any minimum amount of cash being held by the Company or its subsidiary.

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Interim Covenants. The Merger Agreement provides for certain interim covenants restricting the Company’s ability to take certain actions prior to closing without Parent’s consent while still leaving sufficient flexibility to allow the Company to continue its operations in the ordinary course.

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June 15, 2024 Outside Date. The Merger Agreement provides for an approximately 3.5-month period before the occurrence of the “Outside Date,” upon which either party may generally terminate the Merger Agreement if the Merger has not been consummated due to the failure to complete the Offer.

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Company Material Adverse Effect. The Merger Agreement includes a “Company Material Adverse Effect” definition that includes a number of customary exceptions and is generally difficult to establish under Delaware law.

•	Specific Performance. The Merger Agreement provides that the Company may obtain specific performance of Parent’s obligations under the Merger Agreement.

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Likelihood of Consummation. The high likelihood that the transactions contemplated by the Merger Agreement will be consummated in light of, among other things, the Merger Agreement’s limited closing conditions (including the absence of any financing condition or any condition requiring a minimum level of cash held by the Company).

•	TCG’s Limited Guarantee. Certain creditworthy affiliates of Parent providing a limited guarantee guaranteeing certain obligations of Parent under the Merger Agreement.

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Other Potential Acquirors. The fact that, at the direction of the Special Committee, prior to the signing of the Merger Agreement, Guggenheim Securities contacted a limited number of third parties who the Special Committee and management believed would be among the most likely to be interested in a potential acquisition of the Company about such an acquisition, and all of such third parties declined to pursue such a transaction. And the fact that, in the recent past, the Company has sought (and had discussions with) partners for various of its programs and potential acquirers of various assets, but none of these discussions resulted in a transaction. And the potential consequences of soliciting other potential acquirors of the Company, including the related prospect of causing TCG to lower its offer price or change other terms of its proposal, rescind its proposal or dampen its interest in acquiring the Company, the potential for leaks and the consequences thereof on the Company and its business, vendors, commercial counterparties and employees and the limited probability that a superior proposal would emerge from soliciting other potential acquirors.

•	Other Indications of Value. The indications of the Company’s value derived from various past events and market information.

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Appraisal Rights. The Company’s stockholders who do not tender their shares in the Offer and otherwise comply with the requirements of Section 262 of the DGCL will have the right to seek appraisal for the fair value of such shares in accordance with the DGCL.

Without limiting the foregoing, in the course of reaching any decision, the Company Board also considered certain countervailing factors and risks to the Company and its stockholders relating to the transactions contemplated by the Merger Agreement including, but not limited to, the following (which are not necessarily in the order of relative importance):

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Offer Price vs. Current Trading Price. The $1.55 per share in cash payable under the Merger Agreement in comparison to the $1.91 closing price per share on February 23, 2024, the last trading day prior to the public announcement of the Merger, which per share amount represents a discount of approximately 18.8% as against such last closing price.

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Risks Associated with the Failure to Consummate the Merger. The risks and costs to the Company if it fails to consummate the transactions contemplated by the Merger Agreement, including the transaction expenses and opportunity costs associated therewith and the possibility of disruption to the Company’s operations, diversion of management and employee attention, increased employee attrition, adverse effects on the Company’s business, vendor and other commercial relationships, a decline in the trading price of the Company’s stock and adverse effects on the market’s perception of the Company and its prospects.

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Restrictions on the Interim Operation of the Company’s Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger provided for under the Merger Agreement, including covenants that the Company operate in the ordinary course of business and refrain from taking certain actions without Parent’s consent, including financing transactions, which could delay or prevent the Company from undertaking business opportunities that may arise pending the consummation of the Merger and otherwise limit the Company’s operations prior to closing.

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Company Termination Fee; Liability for Willful Breach. The possibility that the Company may be obligated to pay the Company Termination Fee in certain circumstances, and the possibility that, even in circumstances where the Company Termination Fee is paid, the Company could still be subject to liability for Willful Breach. The possibility that Parent could breach the Merger Agreement and, in the event that the Company is not able to obtain specific performance under the Merger Agreement, Parent’s liability would be capped at $10 million.

•	Other Restrictions in the Merger Agreement; The Large Ownership by TCG and Other Buyer Group Members. The other restrictions in the Merger Agreement, including with respect to soliciting other proposals and the ability of the non-recused members of the Company Board and the Special Committee to change its recommendation and the fact that TCG, the Company’s largest stockholder, has publicly disclosed that it is interested in being a buyer and not a seller. TCG owns approximately 26% of the outstanding Shares of the Company. Collectively, the Rollover Stockholders own approximately 22% of the outstanding Shares of the Company. As a result, the Minimum Tender Condition will be satisfied if approximately 27% of the Company’s outstanding Shares validly tender and do not validly withdraw their Shares in the Offer.

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Participation in Future Gains. If the transactions contemplated by the Merger Agreement are consummated, the Company will no longer be a stand-alone public company and the Company’s stockholders will forgo any future increase in the Company’s value that might result from its earnings or possible growth.

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Stockholder Litigation. The prospect of litigation from stockholders or other constituents relating to the transactions contemplated by the Merger Agreement and the potential costs and distractions associated therewith.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Special Committee or the Company Board in its consideration of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, but instead includes specified factors that the Special Committee and the Company Board considered in evaluating the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. In view of the complexity and wide variety of factors in connection with the Special Committee’s and Company Board’s evaluation of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Special Committee and the Company Board may not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their respective decisions. In addition, in considering the factors described above, individual members of the Special Committee and Company Board may give different weight to different factors.

Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-term projections or publicly disclose long-term forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.

However, in connection with the Special Committee’s review and evaluation of the Offer and the Merger and other strategic alternatives available to the Company, the Company’s management, at the direction of the Special Committee, prepared certain non-public, unaudited prospective financial information for fiscal years 2024 through 2044 of the Company on a standalone basis (as summarized below), reflecting the best currently available estimates and judgments of the Company’s management (the “Projections”). The Projections were prepared containing adjustments and assumptions about the relative commercial and development success probability of the Company’s products. The Projections were provided to the Special Committee for purposes of considering, analyzing and evaluating the Offer and the Merger. In addition, the Projections were provided to Guggenheim Securities, and the Special Committee directed Guggenheim Securities to use the Projections in its financial analyses and fairness opinion fairness opinion, as described under the heading “—The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC.” The Projections were not provided to Parent or any other potential counterparties.

Cautionary Statements

The summary of the Projections is included in this Schedule 14D-9 solely to provide the Company’s stockholders access to certain financial information that was made available to the Special Committee and Guggenheim

Securities, and is not being included in this Schedule 14D-9 to influence the decision of any stockholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the proposed transaction.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s product candidates, business or results of operations.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm or independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Projections or expressed any opinion or any form of assurance with respect thereto.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company, its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s stockholders or other person regarding the information included in the Projections or the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved or the overall future performance of the Company. The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Offer or the Merger, any changes to the Company’s operations or strategy that may be implemented following consummation of the Offer and the Merger, any costs incurred in connection with the Offer or the Merger, or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Company’s management believed the assumptions used in the preparation of the Projections to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of success for aldafermin, NGM120 and NGM707, timing of commercial launch, market share, the effect of global economic conditions, competition, pricing, market exclusivity, research and development expenses, selling, general and administrative expenses, effective tax rate, ability to raise future capital and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Certain of the measures included in the Projections, including Free Cash Flow (as described below), are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Free Cash Flow should not be considered as an alternative to operating income or net income or as a measure of operating performance, cash flow or liquidity.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Guggenheim Securities for purposes of their financial analyses as described under the heading “—The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC” or by the Special Committee in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

Probability-Adjusted Projections

($ in millions)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	—	—	—	—	—	$51	$162	$314	$517	$687	$797
Gross Profit	—	—	—	—	—	$46	$146	$283	$466	$618	$717
Operating Expenses	($125)	($133)	($154)	($157)	($130)	($152)	($159)	($181)	($202)	($195)	($219)
Operating Profit (Loss)	($125)	($133)	($154)	($157)	($130)	($106)	($13)	$102	$264	$424	$499

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue	$856	$871	$887	$902	$918	$934	$598	$353	$296	$280
Gross Profit	$770	$784	$798	$812	$826	$841	$538	$318	$267	$252
Operating Expenses	($234)	($238)	($242)	($246)	($250)	($255)	($167)	($93)	($79)	($75)
Operating Profit (Loss)	$536	$546	$556	$566	$576	$586	$371	$224	$187	$177

Summary of Free Cash Flow

($ in millions)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Free Cash Flow (1)
Probability—Adjusted	($125)	($133)	($154)	($157)	($130)	($113)	($30)	$54	$167	$292	$358

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Free Cash Flow (1)
Probability—Adjusted	$393	$407	$415	$422	$430	$437	$329	$205	$149	$135

(1)

Effective tax rate of 25% per Company management. “Free Cash Flow” refers to the Company’s after-tax unlevered operating profit plus depreciation and amortization minus capital expenditures and minus changes in net working capital. The present value of tax savings from the Company’s estimated usage of net operating losses is calculated separately and the result was included in the determination of estimated implied equity value for purposes of Guggenheim Securities’ discounted cash flow analysis.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue reliance on the Projections.

Opinion of Guggenheim Securities, LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “—Opinion of Guggenheim Securities LLC” shall have the meaning ascribed to such term in Annex 2.

Overview

The Special Committee retained Guggenheim Securities as its financial advisor in connection with the potential sale of the Company. In selecting Guggenheim Securities as its financial advisor, the Special Committee considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the February 25, 2024 meeting of the Special Committee, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Special Committee to the effect that, as of February 25, 2024 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price and the Merger Consideration to be received by the holders of shares of the Common Stock (other than (i) Common Stock owned by the Company immediately prior to the Effective Time, (ii) Common Stock owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Appraisal Shares and (iv) Rollover Shares) are fair, from a financial point of view, to such holders.

The full text of the written opinion of Guggenheim Securities dated February 25, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, is attached as Annex 2 to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The summary of Guggenheim Securities’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion carefully and in its entirety.

Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Global economic conditions and the global capital markets have been experiencing and remain subject to unusual volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on the Company, Parent or the transactions contemplated by the Merger Agreement. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses in this Schedule 14D-9):

•	was provided to the Special Committee (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price and the Merger Consideration;

•	did not constitute a recommendation to the Special Committee or the Company Board with respect to the transactions contemplated by the Merger Agreement;

•

does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the transactions contemplated by the Merger Agreement or otherwise;

•

did not address the Special Committee’s underlying business or financial decision to pursue or effect the transactions contemplated by the Merger Agreement, the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business or financial strategies that might exist for the Company, the effects of any other transaction in which the Company might engage or the financing of the transactions contemplated by the Merger Agreement by Parent or the TCG Stockholders;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Common Stock owned by the Company immediately prior to the Effective Time, (ii) Common Stock owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Appraisal Shares and (iv) Rollover Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the transactions contemplated by the Merger Agreement (including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement) or the Merger Agreement, (b) the agreements with the Rollover Stockholders relating to the Rollover Shares or (c) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the transactions contemplated by the Merger Agreement or (ii) the fairness, financial or otherwise, of the transactions contemplated by the Merger Agreement to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified in such opinion), creditors or other constituencies of the Company; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Offer Price, the Merger Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of February 25, 2024;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company’s business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for the Company on a stand-alone basis for the years ending December 31, 2024 through December 31, 2044 (the “Company-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management (collectively, the “Company-Provided Information”);

•

discussed with the Company’s senior management their views of the Company’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in the Company) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed financing-adjusted discounted cash flow analyses based on the Company-Provided Financial Projections;

•	reviewed the acquisition premia for certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the historical prices and trading activity of the Common Stock; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding (a) the reasonableness or achievability of the Company-Provided Financial Projections, any other estimates and any other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based or (b) the reasonableness of the probability and financing adjustments reflected in the Company-Provided Financial Projections and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would make the Company-Provided Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Company-Provided Financial Projections utilized in its analyses, (a) Guggenheim Securities was advised by the Company’s senior management, and Guggenheim Securities assumed, that the Company-Provided Financial Projections (including the probability and financing adjustments reflected therein) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (b) Guggenheim Securities assumed that the Company-Provided Financial Projections were reviewed by the Special Committee with the understanding that such information will be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

During the course of its engagement, Guggenheim Securities was asked by the Special Committee to solicit indications of interest from various potential third-party transaction counterparties regarding a potential extraordinary corporate transaction with or involving the Company, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the transactions contemplated by the Merger Agreement to the Company or its securityholders.

Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Parent and Purchaser would comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement would be satisfied without any waiver, amendment or modification thereof; and

•

the transactions contemplated by the Merger Agreement would be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Parent, Purchaser or the transactions contemplated by the Merger Agreement in any way meaningful to Guggenheim Securities’ analyses or opinion.

Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Common Stock or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on the Company, any such other securities or financial instruments, the transactions contemplated by the Merger Agreement or the financing thereof or (iii) the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Special Committee in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Special Committee was supplemented by Guggenheim Securities’ oral discussion with the Special Committee, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Company, Parent and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believed that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price and the Merger Consideration to be received by holders of Shares (other than (i) Common Stock owned by the Company immediately prior to the Effective Time, (ii) Common Stock owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Appraisal Shares and (iv) Rollover Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses are based on estimates and projections and are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ financial analyses:

•

“Unlevered free cash flow” means the Company’s after-tax unlevered operating profit plus depreciation and amortization minus capital expenditures and minus changes in net working capital. The present value of tax savings from the Company’s estimated usage of net operating losses is calculated separately and the result was included in the determination of estimated implied equity value for purposes of Guggenheim Securities’ discounted cash flow analysis.

•	“VWAP” means volume-weighted average share price over the indicated period of time.

Recap of Company Financial Analyses

In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed a financing-adjusted and probability-adjusted discounted cash flow analysis which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the premia for select recent biotech minority squeeze out transactions and premia for select recent biotech M&A transactions.

Recap of Company Financial Analyses

Offer Price / Merger Consideration per Share	$1.55
Closing Share Price on December 29, 2023 (last trading day prior to the Company’s disclosure of receipt from TCG of a non-binding expression of interest)	$0.86

	Implied Equity Value per Share
Financial Analyses	Low	High
Discounted Cash Flow Analysis (Financing- and Probability-Adjusted)	$1.04	$1.96

For Informational Reference Purposes
Premia for Select Biotech Squeeze Out Transactions	$1.20	$1.41
Premia for Select Biotech M&A Transactions	$1.26	$1.61

Company Financial Analysis

Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone financing-adjusted and probability-adjusted discounted cash flow analysis of the Company based on projected probability-adjusted after-tax unlevered free cash flows for the Company and an estimate of its terminal/continuing value at the end of the projection period utilized in the Company-Provided Financial Projections.

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities based its financing-adjusted and probability-adjusted discounted cash flow analysis of the Company on the Company-Provided Information.

•

Guggenheim Securities used a discount rate range of 15.50% – 17.75% based on its estimate of the Company’s weighted average cost of capital and mid-year discounting convention to discount the Company-Provided Financial Projections to a valuation date of December 31, 2023.

•

In estimating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used a perpetual growth rate of negative 3% applied to the Company’s terminal year normalized after-tax free cash flow and added net cash of approximately $144 million (as provided and approved for Guggenheim Securities’ use by the Company’s senior management as of December 31, 2023).

•

Guggenheim Securities took into account the impact of $710 million in cumulative equity financings raised throughout the projection period, including a $75 million equity financing in 2024 raised at a net issue price of $1.28 per share after an assumed 15% issue discount and 6% underwriting spread and the present value of the “leakage” associated with raising the remaining $635 million of equity from 2025 through 2029, with the “leakage” including an assumed 15% issue discount and 6% underwriting spread as set forth in the Company-Provided Financial Projections.

•

As instructed by the Company, Guggenheim Securities divided the result of the foregoing calculations by the number of fully-diluted outstanding shares (determined using the treasury stock method and taking into account outstanding in-the-money stock options and restricted stock units) as of February 22, 2024, as set forth in the Company-Provided Information, taking into account the dilution associated with assumed equity raises.

Guggenheim Securities’ financing-adjusted and probability-adjusted discounted cash flow analysis resulted in an overall reference range of $1.04 – $1.96 per share for purposes of evaluating the equity value per Share on a stand-alone intrinsic value basis.

Other Financial Reviews Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses of the Company in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews to be determinative methodologies for purposes of its opinion.

None of the selected minority squeeze out or other merger and acquisition transactions used in the reviews described below is identical or directly comparable to the Merger. However, such transactions were selected by Guggenheim Securities, among other reasons, because they involved companies in the biopharmaceutical sector. Any comparison of the selected companies and transactions to the Company and the Merger involve complex considerations and judgments concerning the differences in business, products, pipelines, operating, financial and other characteristics and factors regarding the companies and transactions involved.

Premia Paid in Select Recent Biotech Minority Squeeze Out Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid in connection with select precedent minority squeeze out merger and acquisition transactions for the past three years involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant in its professional judgment for purposes of this review. For each of the select transactions Guggenheim Securities calculated the implied one-day unaffected premium paid in the transaction as summarized in the table below:

Premia Paid in Select Recent Biotech Minority Squeeze Out Transactions

Target	Acquiror	Transaction Announce Date	Total Transaction Equity Value ($m)	Pre-Deal Acquiror Ownership	1-Day Unaffected Premium
Freeline Therapeutics	Syncona	11/22/2023	$28	58%	51	% (1)
Liminal BioSciences	Structured Alpha	07/12/2023	$28	64%	135	% (1)
Myovant Sciences	Sumitovant Biopharma	10/23/2022	$2,908	52%	50	% (1)
Stealth BioTherapeutics	Morningside Venture (I) Investments	08/01/2022	$28	72%	34	% (1)
Entasis Therapeutics	Innoviva	05/23/2022	$113	60%	50	% (1)
Urovant Sciences	Sumitovant Biopharma	11/12/2020	$584	72%	105%
Eidos Therapeutics	BridgeBio Pharma	10/05/2020	$2,934	63%	41%
Cellular Biomedicine Group	Investor Consortium	08/12/2020	$411	52%	12	% (1)
Statistical Summary

75th Percentile					65%
Median					50%
25th Percentile					39%

(1)	1-day unaffected date for the first and final proposal both equal to the day before the public announcement of the first proposal.

Guggenheim Securities noted that the 25th to 75th percentiles of the premia ranged from 39% to 65% and applied this reference range to the Company’s $0.86 per share closing price on December 29, 2023, the last trading day prior to the Company’s disclosure of receipt from TCG of a non-binding expression of interest, to calculate a reference range of $1.20 – $1.41 per share.

Premia Paid in Select Recent Biotech M&A Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid in connection with selected precedent all-cash merger and acquisition transactions for the past five years involving clinical-stage through commercial-stage U.S. listed public companies in the biopharmaceutical sector and having a transaction equity value between $100 million and $500 million that Guggenheim Securities deemed relevant in its professional judgment for purposes of this review. For each of the select transactions Guggenheim Securities calculated the implied one-day unaffected premium paid in the transaction as summarized in the table below:

Premia Paid in Select Recent Biotech M&A Transactions

Announced Date	Target	Acquiror	Total Transaction Equity Value ($m) (1)	1-Day Unaffected Premium (1)
10/05/2023	Orchard Therapeutics	Kyowa Kirin Co.	$387	97%
06/06/2023	Paratek Pharmaceuticals	Gurnet Point Capital & Novo Holdings A/S	$132	57	% (2)
11/14/2022	Opiant Pharmaceuticals	Indivior	$145	111%
11/07/2022	Oyster Point Pharma	Viatris	$329	32%
07/11/2022	La Jolla Pharmaceutical	Innoviva	$198	84%
06/27/2022	Epizyme	Ipsen	$247	53%
06/23/2022	F-star Therapeutics	invoX Pharma	$161	79%
06/23/2022	Radius Health	Gurnet Point Capital & Patient Square Capital, L.P.	$497	12%
05/23/2022	Entasis Therapeutics	Innoviva	$113	50	% (3)
04/19/2022	Checkmate Pharmaceuticals	Regeneron Pharmaceuticals	$250	336%
10/11/2021	Adamas Pharmaceuticals	Supernus Pharmaceuticals	$400	76%
10/11/2021	Flexion Therapeutics	Pacira BioSciences	$447	47%
10/01/2020	AMAG Pharmaceuticals	Covis	$498	46%
08/12/2020	Cellular Biomedicine Group	Investor Consortium	$411	12	% (4)
08/10/2020	Pfenex	Ligand Pharmaceuticals	$438	57%
02/21/2019	Immune Design	Merck & Co.	$301	312%
Statistical Summary
75th Percentile				87%
Median				57%
25th Percentile				47%

(1)	Premiums and transaction values exclude value attributable to a contingent value right, where applicable.
(2)	Premium to Paratek Pharmaceuticals, Inc.’s share price as of March 20, 2023, the day prior to press reports regarding a potential transaction.
(3)	Premium to Entasis Therapeutics Holdings Inc.’s share price as of January 31, 2022, the day prior to the public announcement of Innoviva, Inc.’s initial proposal.
(4)	Premium to Cellular Biomedicine Group, Inc.’s share price as of November 8, 2019, the day prior to the public announcement of the consortium’s initial proposal.

Guggenheim Securities noted that the 25th to 75th percentiles of the premia ranged from 47% to 87% and applied this reference range to the Company’s $0.86 per share closing price on December 29, 2023, the last trading day prior to the Company’s disclosure of receipt from TCG of a non-binding expression of interest, to calculate a reference range of $1.26 – $1.61 per share.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the transactions contemplated by the Merger Agreement were determined through negotiations between the Company and Parent and were approved by the Special Committee. The decision to enter into the Merger Agreement was solely that of the Special Committee and the Company Board (other than Messrs. Goeddel and Perlmutter, who recused themselves because of their relationship to the TCG Stockholders, and Mr. Rieflin, who recused himself because he had entered into the Rollover Agreement at the time of the Company Board’s determination). Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Special Committee. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the view of the Special Committee with respect to the fairness, from a financial point of view of the Offer Price and the Merger Consideration to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement.

Pursuant to the terms of Guggenheim Securities’ engagement letter, the Company has agreed to pay Guggenheim Securities a cash transaction fee upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $4.3 million. The Company has previously paid Guggenheim Securities a cash opinion fee of $1.0 million that became payable upon the rendering of Guggenheim Securities’ opinion with respect to the Transactions, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Aside from its current engagement by the Company, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past two years by TCG or Parent, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities is as of the date of this Schedule 14D-9 engaged by certain entities in which one or more affiliates of TCG are significant shareholders to provide investment banking and financial advisory services in connection with various matters unrelated to the transactions contemplated by the Merger Agreement and for which matters, if consummated, Guggenheim Securities would expect to receive an agreed-upon fee. Guggenheim Securities may seek to provide the Company, TCG and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the transactions contemplated by the Merger Agreement in the future, for which services Guggenheim Securities would expect to receive compensation. Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, TCG, Parent, other participants in the transactions contemplated by the Merger Agreement and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, TCG, Parent, other participants in the Transactions and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in the Company, TCG, Parent or other participants in the transactions contemplated by the Merger Agreement and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, TCG, Parent, Purchaser, other participants in the Transaction sand their respective affiliates, investment funds and portfolio companies and the transactions contemplated by the Merger Agreement that differ from the views of Guggenheim Securities’ investment banking personnel.

Intent to Tender

To NGM Bio’s knowledge, after making reasonable inquiry, all of NGM Bio’s executive officers, directors, and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority), although there are no agreements requiring such persons to do so, and other than Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel, each of whom is a party to the Stockholder Rollover Agreement and, as a result, Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel have agreed not to tender their Rollover Shares for purchase pursuant to the tender offer.

PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither NGM Bio nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to NGM Bio’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of NGM Bio, for which services no additional compensation will be paid.

The Special Committee engaged Guggenheim Securities as its financial advisor in connection with its review and assessment of various strategic and financial alternatives, including with respect to its evaluation of the Offer Price and the Merger Consideration. In connection with such engagement, Guggenheim Securities provided to the Special Committee (in its capacity as such) Guggenheim Securities’ opinion described under the headings “—The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC” and “—Background of the Offer and the Merger” and filed as Annex 2 hereto and incorporated herein by reference. Guggenheim Securities’ opinion and any materials provided in connection therewith do not constitute advice or a recommendation to any stockholder of the Company as to whether to tender any Shares pursuant to the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Guggenheim Securities’ services as the financial advisor to the Special Committee, NGM Bio agreed to pay Guggenheim Securities a cash transaction fee upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $4.3 million. NGM Bio has previously paid Guggenheim Securities a cash opinion fee of $1.0 million that became payable upon the rendering of Guggenheim Securities’ opinion with respect to the Transactions, which will be credited against the foregoing cash transaction fee. In addition, NGM Bio has agreed to reimburse Guggenheim Securities for certain expenses and indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Additional information related to Guggenheim Securities’ retention as NGM Bio’s financial advisor is set forth under the headings “—The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC” and “—Background of the Offer and the Merger” and is hereby incorporated herein by reference. NGM Bio selected Guggenheim Securities as its financial advisor based upon, among other things, Guggenheim Securities’ qualifications, professional reputation and industry experience.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, NGM Bio is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of NGM Bio’s securities by NGM Bio, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving NGM Bio or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of NGM Bio or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of NGM Bio.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9) or incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ADDITIONAL INFORMATION

The information set forth under the heading “—Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Named Executive Officer Golden Parachute Compensation.

See above under the heading “—Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights

Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, NGM Bio stockholders and beneficial owners who continuously hold or own Shares through the Effective Time, who do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights), who properly demand and perfect appraisal of their Shares and who do not withdraw their demands or otherwise lose their rights of appraisal and who otherwise comply with the statutory requirements of Section 262 of the DGCL (“Section 262”) will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Common Stock exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, NGM Bio stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares; (ii) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights); (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(2) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The Shares are currently listed on a national securities exchange, and, assuming such shares remain listed on a national securities exchange immediately prior to the Merger (which NGM Bio expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (ii) the value of the aggregate Offer Price provided for such total number of Shares exceeds $1,000,000 (conditions (i) and (ii) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as otherwise provided in subsection (h) of Section 262, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest theretofore accrued prior to the time of such payment. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Offer Price that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, NGM Bio, before the effective date of the merger, or the Surviving Corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes NGM Bio’s notice to the NGM Bio stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, NGM Bio believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is on or about March 8, 2024), deliver to NGM Bio a written demand for appraisal of Shares held, which demand must reasonably inform NGM Bio of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal and, in the case of a demand made by a beneficial owner of Shares, must also reasonably identify the holder of record of the Shares for which the demand is being made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List (as defined below);

•

not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the time Parent accepts properly tendered Shares for purchase and do not otherwise waive their appraisal rights);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any NGM Bio stockholder or beneficial owner wishing to exercise appraisal rights must deliver to NGM Bio, within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9 (which date of mailing is on or about March 8, 2024), a written demand for the appraisal of such person’s Shares. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A holder of record of Shares is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of Shares by a holder of record must reasonably inform NGM Bio of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(2) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

Attn: General Counsel

Any person entitled to appraisal rights who has delivered a written demand to NGM Bio and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to NGM Bio a written withdrawal of the demand for appraisal at any time within 60 days after the effective date of the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Offer Price within 60 days after the effective date of the Merger. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a NGM Bio stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the Effective Time, the Surviving Corporation will notify each NGM Bio stockholder who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered their Shares, and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant Shares) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a NGM Bio stockholder or beneficial owner, demanding a determination of the value of the Shares held by all such persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any NGM Bio stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of Common Stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the effective date of the Merger, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which NGM Bio has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting NGM Bio stockholder or beneficial owner within ten days after receipt by the Surviving Corporation of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold stock represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although NGM Bio believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither NGM Bio nor Parent anticipates offering more than the Offer Price to any person exercising appraisal rights, and each of NGM Bio and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger, if neither of the ownership thresholds described above has been satisfied (assuming the Common Stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders as of a record date which is prior to the Effective Time. If a person who has made a demand for appraisal delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the effective date of the Merger, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

Failure to comply with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the Offer Price for your dissenting Shares in accordance with the Merger, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDERED SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

As a Delaware corporation, NGM Bio is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In addition, the restrictions on business combinations contained in Section 203 do not apply, among other possibilities, (i) to corporations that do not have a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders (unless the corporation’s certificate of incorporation expressly provides otherwise) or (ii) to interested stockholders who became interested stockholders at a time when the restrictions on business combinations did not apply because of the foregoing clause (i). Each of Purchaser, Parent and the other Guarantors are affiliates of The Column Group, L.P., which has been a significant stockholder of the Company since prior to its initial public offering and first acquired in excess of 15% of the outstanding voting shares of NGM Bio at a time when such shares were not listed on a national securities exchange and our certificate of incorporation did not opt into Section 203 of the DGCL.

The Company Board (other than Messrs. Goeddel and Perlmutter, who recused themselves because of their relationship to the TCG Stockholders, and Mr. Rieflin, who recused himself because he had entered into the Rollover Agreement at the time of the Company Board’s determination) has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203 and any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions, and NGM Bio believes that such acts and transactions are not subject to the restrictions of Section 203. NGM Bio is not aware of any other anti-takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any anti-takeover laws or regulations other than as described above. If any “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other anti-takeover law becomes or is deemed to be applicable to NGM Bio, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then NGM Bio and the non-recused members of the Company Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event it is asserted that one or more anti-takeover laws is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant governmental authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of NGM Bio, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which has been filed with the SEC on March 1, 2023, and the Company’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023, and September 30, 2023, each of which has been filed with the SEC on May 4, 2023, August 3, 2023 and November 2, 2023, respectively.

Legal Proceedings

As of the date of filing this Schedule 14D-9, there is no pending litigation that NGM Bio is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and NGM Bio are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and NGM Bio have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Rule 13e-3

The Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning NGM Bio and certain information relating to the fairness of the Offer, the Merger and the consideration offered to NGM Bio’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent, and the Rule 13e-3 Transaction Statement filed by NGM Bio (including the exhibits thereto).

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if immediately following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries or rollover stock (as defined in Section 251(h) of the DGCL)), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of NGM Bio’s stockholders, in accordance with Section 251(h) of the DGCL.

Summary Financial Information

The following tables set forth summary historical financial data for the Company as of and for the years ended December 31, 2022 and 2021 and as of and for the nine months ended September 30, 2023 and 2022. The selected financial data and the Share and per Share data set forth below are extracted from, and should be read in conjunction with, the financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, including the notes thereto, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The audited financial statements of the Company as of and for the year ended December 31, 2022 and December 31, 2021 are incorporated herein by reference to Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 28, 2023. The unaudited condensed financial statements of the Company as of and for the nine months ended September 30, 2023 are incorporated herein by reference to Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 2, 2023. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the SEC at the SEC’s website at www.sec.gov.

Summary Condensed Consolidated Balance Sheet Information

	Nine Months Ended September 30,	Year Ended December 31,
	2023	2022	2021
	(Unaudited)	(Audited)
	(in thousands, except share data)
Cash and cash equivalents	$51,476	$73,456	$151,795
Total current assets	$177,038	$288,859	$379,280
Total noncurrent assets	$15,112	$18,543	$23,107
Total current liabilities	$22,345	$47,842	$61,355
Total noncurrent liabilities	—	—	$5,385
Net book value per share, basic (GAAP shares outstanding)	$2.05	$3.17	$4.31
Net book value per share, diluted (GAAP shares outstanding)	$2.05	$3.17	$4.31

Summary Condensed Consolidated Statements of Operations and Comprehensive Loss

	Nine Months Ended September 30,
	2023	2022
	(Unaudited)
	(in thousands, except share and per share data)
Research and development expenses	$96,150	$134,345
Total operating expenses	$126,052	$165,104
Net loss	$(114,705)	$(126,230)
Net loss per share, basic and diluted	$(1.39)	$(1.59)
Weighted-average number of common shares used in computing net loss per share, basic and diluted	82,393,000	79,331,000
Comprehensive loss	$(114,481)	$(127,016)

	Year Ended December 31,
	2022	2021
	(Audited)
	(in thousands, except share and per share data)
Research and development expenses	$181,067	$161,712
Total operating expenses	$221,582	$198,577
Net loss	$(162,667)	$(120,335)
Net loss per share, basic and diluted	$(2.03)	$(1.56)
Weighted-average number of common shares used in computing net loss per share, basic and diluted	79,950,000	77,085,000
Comprehensive loss	$(162,840)	$(120,468)

Forward-Looking Statements

Statements contained in this Schedule 14D-9 regarding matters that are not historical facts are “forward-looking statements.” Words such as “believes,” “estimates,” “expects,” “focused,” “continuing to,” “seeking,” “will” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances)

are intended to identify forward-looking statements. These statements include those related to: the ability of the Company and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement; statements about the expected timetable for completing the transactions; the Company’s and Parent’s beliefs and expectations and statements about the benefits sought to be achieved by Parent’s proposed acquisition of the Company; the potential effects of the acquisition on both the Company and Parent; the possibility of any termination of the Merger Agreement; and other statements that are not historical fact. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Schedule 14D-9. These forward-looking statements are subject to risks and uncertainties, including, without limitation, risks and uncertainties associated with: the timing of the Offer and the Merger; uncertainties as to how many of the Unaffiliated Stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; the effects of disruption from the transactions contemplated by the Merger Agreement; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and other risks and uncertainties affecting the Company and its development programs, including those discussed in the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 28, 2023, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings and reports that the Company makes from time to time with the SEC. Except as required by law, the Company assumes no obligation to update these forward-looking statements, which speak only as of the date they are made, or to update the reasons if actual results differ materially from those anticipated in the forward-looking statements.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 1. Terms of the Offer,” “Special Factors –Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM, “ The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 8. Source and Amount of Funds,” “The Tender Offer—Section 10. Dividends and Distributions,” “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Appraisal Rights,” “The Tender Offer—Section 12. Fees and Expenses,” “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Appraisal Rights” is incorporated herein by reference.

FAIRNESS OF THE TRANSACTION

The information set forth under the headings “—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “—Purposes, Alternatives, Reasons and Effects—The Solicitation or Recommendation,” “—Purposes, Alternatives, Reasons and Effects—Persons/Assets Retained, Employed, Compensated or Used,” “—Purposes, Alternatives, Reasons and Effects—Additional Information” and “Annex 2: Opinion of Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

No unaffiliated representative has been retained by a majority of directors who are not employees of the subject company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction. The Merger Agreement and Offer were approved by a majority of the directors of the Company who are not employees of the Company.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The information set forth under the headings “—Purposes, Alternatives, Reasons and Effects—The Solicitation or Recommendation,” “—Purposes, Alternatives, Reasons and Effects—Persons/Assets Retained, Employed, Compensated or Used,” and “Annex 2: Opinion of Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with NGM” and “Special Factors—Section 4. Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.

The reports, opinions or appraisals referenced in section titled “Reports, Opinions, Appraisals and Negotiations” are available for inspection and copying at The Column Group, 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California 94129, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is NGM Biopharmaceuticals, Inc. The address of NGM Bio’s principal executive office is 333 Oyster Point Boulevard, South San Francisco, California, 94080. The telephone number of NGM Bio’s principal executive office is (650) 243-5555.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is NGM Bio’s common stock, par value $0.001 per share (“Common Stock”). As of March 1, 2024, there were (i) 83,462,408 shares of Common Stock issued and outstanding, (ii) 12,438,380 shares subject to issuance pursuant to options granted by NGM Bio to purchase Common Stock pursuant to either the 2008 Equity Incentive Plan or the Amended and Restated 2018 Equity Incentive Plan, 7,344,505 of which were In-the-Money Options (as defined below), assuming the Offer Price (as defined below) of $1.55 per share, and (iii) 459,975 shares underlying restricted stock units issued pursuant to the Amended and Restated 2018 Equity Incentive Plan.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person” is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—The Solicitation or Recommendation” is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Company Stock Options and Company RSUs, the acceleration of vesting of all Company Stock Options and Company RSUs at the Effective Time, and issuances by NGM Bio of Shares upon the exercise of vested Company Stock Options, and the grant of Company Stock Options in the ordinary course, no transactions with respect to the Shares have been effected by NGM Bio or, to the knowledge of NGM Bio after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Additional Information” is incorporated herein by reference.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 8, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement as published on March 8, 2024 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by NGM Bio on February 26, 2024 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

(a)(1)(G)	Schedule 13E-3 Transaction Statement filed by NGM Bio, Parent and Purchaser with the SEC on March 8, 2024 (incorporated by reference).

(a)(1)(I)	Opinion of Guggenheim Securities, LLC dated February 25, 2024 (included as Annex 2 to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated February 25, 2024, among NGM Bio, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

Exhibit No.	Description

(e)(2)	Non-Disclosure Agreement, dated October 31, 2023, between NGM Bio and The Column Group LLC (incorporated by reference to Exhibit (d)(2) to the Schedule 13e-3 filed by NGM Bio with the SEC on March 8, 2024).

(e)(3)	Limited Guaranty, dated February 25, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

(e)(4)*	TCG Rollover Agreement, between the TCG Rollover Stockholders, Parent and Purchaser, dated as of February 25, 2024.

(e)(5)*	Stockholder Rollover Agreement, between certain stockholders, Parent and Purchaser, dated as of February 25, 2024.

(e)(6)*	Joinder to the Stockholder Rollover Agreement, dated as of March 6, 2024.

(e)(7)	2008 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(8)	Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(9)	2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(10)	NGM Biopharmaceuticals, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(11)	Amended and Restated Non-Employee Director Executive Compensation Policy (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on February 28, 2023).

(e)(12)	Form of Severance Benefit Addendum.

(e)(11)	Form of Indemnification Agreement, by and between NGM Biopharmaceuticals, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(12)	Executive Employment Agreement, by and between NGM Biopharmaceuticals, Inc. and David Woodhouse, Ph.D. (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(e)(13)	Offer Letter Agreement, by and between the Company and Hsiao D. Lieu, M.D., dated as of January 16, 2019 (incorporated by reference to Exhibit 10-13 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 1, 2022).

(e)(14)	Offer Letter Agreement, by and between the Company and Valerie L. Pierce, dated as of August 6, 2019, and related information (incorporated by reference to Exhibit 10-14 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 1, 2022).

(e)(15)	Offer Letter and Arbitration Agreement, by and between the Company and Jean-Frédéric Viret, Ph.D., dated as of October 20, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by NGM Bio with the SEC on November 2, 2023).

(g)	Not applicable

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURES

Date: March 8, 2024

NGM Biopharmaceuticals, Inc.

By:	/s/ David Woodhouse
Name: David J. Woodhouse, Ph.D.
Title: Chief Executive Officer and Director

ANNEX 1: BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

Directors

Shelly D. Guyer, age 63, has served as a member of the Company Board since December 2019. Ms. Guyer previously led the sustainability and environmental, social and governance, or ESG, efforts of Invitae Corporation, or Invitae, a public medical genetics company, as Chief Sustainability Officer from June 2021 to October 2022, and previously acted as Invitae’s Chief Financial Officer from June 2017 to June 2021. Prior to that, she served as Chief Financial Officer of Veracyte, Inc., or Veracyte, a genomic diagnostics company, from April 2013 to December 2016 and served as Veracyte’s Secretary from April 2013 to March 2014. From April 2008 to December 2012, she served as Chief Financial Officer and Executive Vice President of Finance and Administration of iRhythm Technologies, Inc., a digital healthcare company. From March 2006 to August 2007, Ms. Guyer served as Vice President of Business Development and Investor Relations of Nuvelo, Inc., or Nuvelo, a biopharmaceutical company. Prior to joining Nuvelo, Ms. Guyer worked at J.P. Morgan Securities and its predecessor companies for over 17 years, serving in a variety of roles including in healthcare investment banking. Ms. Guyer received an A.B. in Politics from Princeton University and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Carole Ho, M.D., age 51, has served as a member of the Company Board since June 2020. Dr. Ho also serves as Chief Medical Officer and Head of Development at Denali Therapeutics Inc., or Denali, a public biotechnology company since June 2015. Prior to joining Denali, Dr. Ho held various roles of increasing responsibility at Genentech, Inc., or Genentech, a public biotechnology company, between 2007 and 2015, most recently as Vice President, Non-Oncology Early Clinical Development. From November 2006 to October 2007, Dr. Ho served as Associate Medical Director at Johnson & Johnson. From June 2002 to November 2006, she was an instructor in the Department of Neurology and Neurological Sciences at Stanford University. Dr. Ho completed a residency in neurology at Partners Neurology Residency of the Massachusetts General and Brigham and Women’s Hospital between 2004 and 2014 and was board certified in neurology and psychiatry. She currently serves on the board of directors of Beam Therapeutics Inc., a public biotechnology company. Dr. Ho received an M.D. from Cornell University and a B.S. in Biochemical Sciences from Harvard College.

William J. Rieflin, age 63, became the non-executive Chairman of the Company Board in July 2022, after having served as the Company’s Executive Chairman since September 2018. He also served as the Company’s Chief Executive Officer and a member of the Company Board from September 2010 to September 2018. From 2004 until 2010, he served as President of XenoPort, Inc., or XenoPort, a biotechnology company focused on the discovery and development of transported prodrugs. From 1996 to 2004, he held various positions with Tularik Inc., or Tularik, a biotechnology company that was acquired by Amgen, Inc., or Amgen, a public biotechnology company, in 2004, most recently serving as Executive Vice President, Administration, Chief Financial Officer, General Counsel and Secretary. Mr. Rieflin has served as a director of RAPT Therapeutics, Inc., or RAPT, a public biotechnology company, since 2015 and as chair of the board since 2019, at Lyell Immunopharma, Inc., a public biotechnology company, since 2020, at Kallyope Inc., a private biotechnology company, since 2016 and at Lycia Therapeutics, Inc., a private biotechnology company, as chair of the board since 2020. Mr. Rieflin also served as a director of Flexus Biosciences until its acquisition in 2015, a director of XenoPort until its acquisition in 2016 and as a director of Anacor Pharmaceuticals, a private biopharmaceutical company, until its acquisition in 2016. Mr. Rieflin received a B.S. from Cornell University, an M.B.A. from the University of Chicago Graduate School of Business and a J.D. from Stanford Law School.

Roger M. Perlmutter, M.D., Ph.D., age 71, has served as a member of the Company Board since June 2021. Dr. Perlmutter is a highly accomplished industry as well as academic leader with over 35 years of experience. He currently serves as the President, Chief Executive Officer and Chairman of Eikon Therapeutics, Inc., a private biotechnology company. From 2013 through 2020, he served as Executive Vice President, Merck & Co., or Merck, and President, Merck Research Laboratories, or MRL, where he supervised the discovery and

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development of numerous lifesaving medicines, and then he served as non-Executive Chairman of MRL from January through May 2021. He currently serves on the board of directors of Insitro, Inc., a privately held machine learning-driven drug discovery and development company, on the Scientific Advisory Board of the CBC Group, a healthcare-dedicated investment platform, and as a Science Partner at The Column Group, or TCG, a venture capital partnership. Before joining Merck, Dr. Perlmutter spent 12 years as Executive Vice President and head of R&D at Amgen from January 2001 to February 2012. Prior to assuming leadership roles in industry, Dr. Perlmutter was a professor in the Departments of Immunology, Biochemistry and Medicine at the University of Washington, Seattle, and served as Chairman of its Department of Immunology, where he was at the same time an investigator of the Howard Hughes Medical Institute. Prior to his role at the University of Washington, he was a lecturer in the Division of Biology at the California Institute of Technology, Pasadena. Dr. Perlmutter is a Fellow of the American Academy of Arts and Sciences and the American Association for the Advancement of Science, and both a Distinguished Fellow and past president of the American Association of Immunologists. Dr. Perlmutter graduated from Reed College in 1973 and received his M.D. and Ph.D. degrees from Washington University in St. Louis in 1979.

David V. Goeddel, Ph.D., age 72, became Lead Independent Director of the Company Board in September 2018, after having served as Chairman since January 2008, and served as the Company’s Chief Executive Officer from 2008 to 2010. Dr. Goeddel has been a Managing Partner of TCG since 2007. Dr. Goeddel co-founded Tularik in November 1991, was Vice President of Research until 1996 and Chief Executive Officer from 1996 through 2004. He served as Amgen’s first Senior Scientific Vice President until May 2006. Prior to Tularik, he was the first scientist hired by Genentech, and from 1978 to 1993 served in various positions, including Fellow, Staff Scientist and Director of Molecular Biology. Dr. Goeddel served as a director at the following public biotechnology companies: RAPT, April 2015 to June 2020, Surrozen Inc., or Surrozen, from February 2017 to June 2021 and Board Chairman of Tenaya Therapeutics, Inc. from October 2016 to the present. He also currently serves as Board Chairman on two privately-held biotechnology companies. He is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. Dr. Goeddel received a B.S. in Chemistry from the University of California, San Diego and a Ph.D. from the University of Colorado.

Suzanne Sawochka Hooper, age 58, has served as a member of the Company Board since August 2018. From March 2012 to March 2019, Ms. Hooper served as the Executive Vice President and General Counsel of Jazz Pharmaceuticals plc., or Jazz, a public biopharmaceutical company. From 1999 until February 2012, she was a partner in the law firm Cooley LLP. Ms. Hooper served as a member of the board of directors of Eidos Therapeutics, a subsidiary of BridgeBio Pharma, Inc., or BridgeBio, from August 2020 until it was acquired by BridgeBio in January 2021. Ms. Hooper received a J.D. from the University of California, Berkeley School of Law and a B.A. in Political Science from the University of California, Santa Barbara.

David J. Woodhouse, Ph.D., age 53, became the Company’s Chief Executive Officer and a member of the Company Board in September 2018 and was the Company’s Acting Chief Financial Officer between September 2018 and July 2020, after having served as the Company’s Chief Financial Officer from March 2015 until September 2018. From 2002 to 2015, he was an investment banker at Goldman Sachs & Co. LLC, most recently as a managing director in the healthcare investment banking group and co-head of biotechnology investment banking. Earlier in his career, Dr. Woodhouse worked at Dynavax Technologies, a public biopharmaceutical company, and also as a research assistant at Amgen. He currently serves on the board of directors of Surrozen. Dr. Woodhouse received a B.A. in pharmacology from the University of California, Santa Barbara, an M.B.A. from the Tuck School of Business at Dartmouth and a Ph.D. in molecular pharmacology from Stanford University School of Medicine.

Executive Officers

Hsiao D. Lieu, M.D., age 53, has served as the Company’s Executive Vice President, Chief Medical Officer since March 2023 and as the Company’s Senior Vice President, Chief Medical Officer from March 2019 to January 2023. Prior to that, Dr. Lieu worked at Genentech from November 2017 to March 2019 as Vice President of

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Early Clinical Development for non-oncology molecules. He also worked at Eli Lilly and Company, or Eli Lilly, a public pharmaceutical company, from July 2012 through November 2017, where he held various leadership roles, including most recently as Global Brand Development Leader, Autoimmune, Taltz®. Prior to joining Eli Lilly, Dr. Lieu was a co-founder and Chief Executive Officer of RetinoRx, LLC and Chief Medical Officer and Executive Vice President at Niles Therapeutics, Inc. and held clinical development leadership roles with Portola Pharmaceuticals, Inc., a public biopharmaceutical company, and CV Therapeutics, Inc., a public biopharmaceutical company that was acquired by Gilead Sciences, Inc. Dr. Lieu was an attending cardiologist at San Francisco General Hospital from 2002 to 2013 and an adjunct Associate Clinical Medical Professor at University of California, San Francisco. Dr. Lieu received an M.D. from Albert Einstein College of Medicine and a B.A. from New York University.

Valerie Pierce, age 61, has served as the Company’s Senior Vice President, General Counsel, Chief Compliance Officer and Secretary since October 2019. Prior to joining NGM, Ms. Pierce served as Senior Vice President, Associate General Counsel from August 2017 through September 2019 and Vice President, Associate General Counsel from September 2012 through August 2017 at Jazz, where she was responsible for corporate governance and securities matters, transactional support, legal operations and a wide variety of other matters. Before Jazz, Ms. Pierce worked in various in-house positions in biotechnology companies, including Vice President and Senior Transactional Counsel at Amyris, Inc., Senior Vice President and General Counsel at Sunesis Pharmaceuticals, Inc., and General Counsel at the Institute for OneWorld Health, and in earlier roles at Tularik and ALZA Corporation. Ms. Pierce received a B.A. in Latin American Studies from Yale University and a J.D. from Yale Law School.

Jean-Frédéric Viret, Ph.D., age 58, has served as the Company’s Chief Financial Officer since November 2023. He previously served as Chief Financial Officer of Shasqi, Inc. in 2023 and of Blade Therapeutics, Inc. from 2021 to 2022, two privately-held biotechnology companies focused on oncology and fibrotic disease, respectively. From 2014 to 2021, he served as Chief Financial Officer of Coherus BioSciences, Inc., a commercial-stage, public biopharmaceutical company focused on the research, development, and commercialization of biosimilars and biologics to treat cancer. Earlier in his career, Dr. Viret was Chief Financial Officer at diaDexus, Inc., XDx, Inc. (now CareDx, Inc.), Anesiva, Inc. and worked in a variety of finance roles at Tularik and PricewaterhouseCoopers (now PWC). Dr. Viret received a B.S. in engineering from the Institut National Polytechnique de Lorraine, an M.B.A. from Cornell University and a Ph.D. in plant molecular biology from Université Louis Pasteur (Strasbourg I). He was a visiting fellow at Harvard University and a postdoctoral fellow at the Massachusetts Institute of Technology.

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ANNEX 2: OPINION OF FINANCIAL ADVISOR

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

February 25, 2024

The Special Committee of the Board of Directors

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, CA 94080

Members of the Special Committee:

We understand that Atlas Neon Parent, Inc. (“Parent”), an affiliate of The Column Group, LLC (“TCG”), Atlas Neon Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and NGM Biopharmaceuticals, Inc. (“NGM”) intend to enter into an Agreement and Plan of Merger to be dated as of February 25, 2024 (the “Agreement”) pursuant to which (i) Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of NGM (the “Shares” and, such tender offer, the “Offer”), other than Shares (the “Rollover Shares”) owned by the Rollover Stockholders (as defined in the Agreement), at a price of $1.55 per Share in cash (the “Offer Price”) and (ii) following consummation of the Offer, (a) Merger Sub will merge with and into NGM (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”) and NGM will become a wholly owned subsidiary of Parent and (b) pursuant to the Merger, each Share will be converted into the right to receive the Offer Price without interest (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) are fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of February 25, 2024;

•	Reviewed certain publicly available business and financial information regarding NGM;

•

Reviewed certain non-public business and financial information regarding NGM’s business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for NGM on a stand-alone basis for the years ending December 31, 2024 through December 31, 2044 (the “NGM-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by NGM’s senior management (collectively, the “NGM-Provided Information”);

•

Discussed with NGM’s senior management their views of NGM’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in NGM) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	Performed financing-adjusted discounted cash flow analyses based on the NGM-Provided Financial Projections;

•	Reviewed the acquisition premia for certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

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The Special Committee of the Board of Directors

NGM Biopharmaceuticals, Inc.

February 25, 2024

•	Reviewed the historical prices and trading activity of the Shares; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with NGM (including, without limitation, the NGM-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the NGM-Provided Information), (ii) express no view or opinion regarding (a) the reasonableness or achievability of the NGM-Provided Financial Projections, any other estimates or any other forward-looking information provided by NGM or the assumptions upon which any of the foregoing are based or (b) the reasonableness of the probability and financing adjustments reflected in the NGM-Provided Financial Projections and (iii) have relied upon the assurances of NGM’s senior management that they are unaware of any facts or circumstances that would make the NGM-Provided Information incomplete, inaccurate or misleading.

•

We (i) (a) have been advised by NGM’s senior management, and have assumed, that the NGM-Provided Financial Projections (including the probability and financing adjustments reflected therein) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of NGM’s senior management as to the expected future performance of NGM on a stand-alone basis and (b) have assumed that the NGM-Provided Financial Projections have been reviewed by the Special Committee of the Board of Directors of NGM (the “Special Committee”) with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

During the course of our engagement, we were asked by the Special Committee to solicit indications of interest from various potential third-party transaction counterparties regarding a potential extraordinary corporate transaction with or involving NGM, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of NGM or any other entity or the solvency or fair value of NGM or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of NGM’s senior management and other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to NGM or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) NGM, Parent and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of NGM, Parent and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in

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The Special Committee of the Board of Directors

NGM Biopharmaceuticals, Inc.

February 25, 2024

accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on NGM, Parent, Merger Sub or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to NGM may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on NGM, any such other securities or financial instruments, the Transaction or the financing thereof or (iii) the impact of the Transaction on the solvency or viability of NGM or the ability of NGM to pay its obligations when they come due.

We have acted as a financial advisor to the Special Committee in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, NGM has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by the Special Committee, we have not been previously engaged during the past two years by NGM, nor have we been previously engaged during the past two years by TCG or Parent, to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide NGM, TCG and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of our investment banking personnel.

Our opinion has been provided to the Special Committee (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price and the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to

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The Special Committee of the Board of Directors

NGM Biopharmaceuticals, Inc.

February 25, 2024

at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to either the Special Committee or the Board of Directors of NGM (the “Board of Directors”) with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address the Special Committee’s or the Board of Directors’ underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for NGM, the financing or funding of the Transaction by Parent or the effects of any other transaction in which NGM might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) pursuant to the Agreement to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement, (b) the agreements with the Rollover Stockholders relating to the Rollover Shares or (c) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of NGM. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any NGM’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price and the Merger Consideration or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) are fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

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